Exhibit 99.1

Voting Summary

TO BE COUNTED, PROXIES MUST BE RECEIVED NO LATER THAN

10:00 AM (CALGARY TIME) ON APRIL 29, 2016

To ensure your proxy is received in time for Encana’s Annual Meeting of Shareholders to be held on Tuesday, May 3, 2016, we recommend you vote in one of the following ways:

Voting Method	Registered Shareholders (Shares are held in your name)	Beneficial Shareholders (Your shares are held with a broker, bank or other intermediary)
BY INTERNET	Visit www.cstvotemyproxy.com and follow the instructions. You will need your 13-digit control number located on the back of the proxy form.	Visit www.proxyvote.com and follow the instructions using your 16-digit control number located on your voting instruction form.
BY TELEPHONE

Call 1-888-489-5760 from a touch-tone phone and follow the voice instructions. You will need your 13-digit control number located on the back of the proxy form. Please note you cannot appoint a proxyholder via the telephone voting system.

Call from a touch-tone phone and follow the voice instructions. You will need your 16-digit control number located on the back of your voting instruction form. Please note you cannot appoint a proxyholder via the telephone voting system. In Canada, call 1-800-474-7493 (English) or 1-800-474-7501 (French). In the U.S., call 1-800-454-8683.

BY MAIL	Complete, sign and date your proxy form and return it in the business-reply envelope included in your package.	Complete, sign and date your voting instruction form and return it in the business-reply envelope included in your package.
BY FAX	Complete, sign and date your proxy form, faxing both sides of the proxy form to 1-866-781-3111 (toll free in North America) or 1-416-368-2502 (outside of North America).	Complete, sign and date your voting instruction form, faxing both sides of the voting instruction form to 1-866-623-5305 (toll free in North America) or 1-905-507-7793 (outside of North America).

General Information

This Management Information Circular is dated March 1, 2016 and delivered in connection with the solicitation of proxies by and on behalf of the management of Encana Corporation for use at the Annual Meeting of Shareholders on May 3, 2016 (the “Meeting”) and any adjournment or postponement thereof. In this document, “we”, “us”, “our”, “Company”, “Corporation” and “Encana” refer to Encana Corporation. The solicitation will be primarily by mail, but proxies may also be solicited personally by employees and agents of Encana. Encana is sending the meeting materials in connection with the Meeting directly to its Registered Shareholders and indirectly to all Non-Registered Shareholders through their intermediaries. Encana will pay for an intermediary to deliver the meeting materials to “objecting beneficial owners”. Encana is not sending the meeting materials directly to “non-objecting beneficial owners”.

Unless otherwise stated, information in this Management Information Circular (the “Circular”) is given as of March 1, 2016. All dollar amounts are in Canadian dollars (“C$”), except as otherwise noted and except for dollar amounts contained in the “Director Compensation” and “Statement of Executive Compensation” sections, which are expressed in United States dollars (“US$”). For disclosure with respect to references to non-GAAP measures and information relating to the presentation of oil and gas information, see Appendix E to this Circular.

Encana’s by-laws require advance notice for nomination of directors for consideration at a shareholders meeting. Any notices of director nominations must be submitted to the Secretary of the Corporation no later than 30 days and not more than 65 days prior to the date of an annual meeting. The notice must include certain information about the proposed director nominee(s) (including name, age, residency, citizenship and principal occupation) and the nominating shareholder. Only those director nominees that comply with applicable requirements set out in Encana’s by-laws will be eligible for election as directors of Encana. A copy of Encana’s by-laws was filed on the System for Electronic Documentation Analysis and Retrieval (“SEDAR”) on May 14, 2014 and is available under our profile at www.sedar.com. Information on how to contact the Secretary of the Corporation (or our “Corporate Secretary”) is provided on page 49 of this Circular.

We have retained Kingsdale Shareholder Services (“Kingsdale”) as our proxy solicitation agent in Canada and the United States at a fee of approximately C$40,000, plus out-of-pocket expenses. Encana may also reimburse brokers and other persons holding shares in their name or in the name of nominees for costs incurred in sending proxy materials to their principals to obtain their proxies. Encana pays the cost of soliciting your proxy. Kingsdale has reviewed this Circular and recommended corporate governance best practices, where applicable. They will also be advising with respect to Meeting and proxy protocol and reviewing the tabulation of shareholder proxies.

If you have questions about the information contained in this Circular or require assistance in completing your proxy or voting instruction form, please call Kingsdale at 1-866-229-8166 (North American toll-free) or 1-416-867-2272 (for collect calls outside North America) or by email at contactus@kingsdaleshareholder.com.

Notice of 2016 Annual Meeting of Shareholders

You are invited to attend the 2016 Annual Meeting of Shareholders.

When	Where
Tuesday, May 3, 2016	BMO Centre, Palomino Room
10:00 a.m. Calgary Time	20 Roundup Way S.E.
Calgary, Alberta

Business of the Meeting

1.	receive the Consolidated Financial Statements and the Auditor’s Report for the year ended December 31, 2015;
2.	elect the directors;
3.	appoint the auditors for the upcoming year and authorize the directors to fix the auditors’ fees;
4.	hold a non-binding advisory vote approving Encana’s approach to executive compensation;
5.	consider and, if deemed appropriate, pass an ordinary resolution amending and reconfirming our Shareholder Rights Plan, as described in this Circular; and
6.	consider such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

You are entitled to receive notice of and vote at the Meeting, or any adjournment or postponement, if you were a holder of common shares of Encana (“Common Shares”) at the close of business on March 14, 2016, and are encouraged to participate either in person or by proxy. The process for voting depends on whether you are a registered or beneficial shareholder. Please refer to pages one to four of this Circular for more information.

If you cannot attend the Meeting, a live broadcast of the Meeting will be available on our website at www.encana.com.

The Board of Directors has approved the contents of this Circular and has authorized us to send it to you.

By order of the Board of Directors,

Joanne Alexander

Executive Vice-President, General Counsel & Corporate Secretary

Encana Corporation

Calgary, Alberta

March 1, 2016

To Our Shareholders

March 1, 2016

Dear Fellow Shareholder,

On behalf of the Board and management of Encana, it is our pleasure to invite you to our Meeting to be held on Tuesday, May 3, 2016 at 10:00 a.m. Calgary time at the BMO Centre, Palomino Room, 20 Roundup Way S.E., Calgary, Alberta. Live coverage of the Meeting will be broadcast on our website at www.encana.com. An audio recording will also be available on our website for a period of time after the Meeting.

As a shareholder, you have the right to participate in and to vote your Common Shares on items of business at the Meeting. This Circular describes the business to be conducted at the Meeting and provides important information regarding our nominated directors, corporate governance practices and approach to executive compensation. This information will assist you in deciding how to vote your Common Shares.

Your vote and participation at the Meeting are important. We therefore encourage you to review this Circular in advance of the Meeting.

In addition to the ordinary business of the Meeting, a special item will be proposed to shareholders regarding the amendment and reconfirmation of our Shareholder Rights Plan.

We look forward to seeing you at the Meeting on May 3, 2016.

Sincerely,

Clayton H. Woitas Chairman of the Board	Douglas J. Suttles President & Chief Executive Officer

What’s Inside

Encana is a leading North American energy producer focused on developing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates.

We are headquartered in Calgary, Alberta, Canada. Our Common Shares are traded on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol ECA.

Voting Information

Your vote is important. As a shareholder, it is important that you read this Circular carefully and then vote your Common Shares, either in person or by proxy, at the Meeting.

You may convey your voting instructions as follows:

1.	by Internet;
2.	by telephone;
3.	by mail;
4.	by fax; or
5.	by appointing another person to attend the Meeting and vote your Common Shares for you (“your proxyholder”).

You may authorize the directors of Encana who are named on the enclosed proxy form to vote your Common Shares at the Meeting or any adjournment or postponement thereof. You have the right to appoint another person to act as your proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares.

If you are voting your Common Shares by proxy, our registrar and transfer agent, CST Trust Company (“CST”), or other agents we appoint, must receive your completed proxy form by 10:00 a.m. (Calgary time) on April 29, 2016 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

Registered Shareholders

You are a “Registered Shareholder” if Common Shares are registered in your name.

Non-Registered (or Beneficial) Shareholders

You are a “Non-Registered Shareholder” if a broker, investment dealer, bank, trust company, trustee, nominee or other intermediary (your “Intermediary”) holds your Common Shares for you. Non-Registered Shareholders do not ordinarily have a physical (paper) share certificate. Most shareholders are Non-Registered Shareholders.

A shareholder can contact CST if he or she has any questions:

CST TRUST COMPANY
600 The Dome Tower	Telephone:	1-866-580-7145 (toll free in North America)
333 - 7 Avenue S.W.		1-416-682-3863 (outside North America)
Calgary, Alberta	Fax:	1-888-249-6189
Canada T2P 2Z1	Internet:	www.canstockta.com

Matters to be Voted on

At the Meeting, shareholders will vote on:

•	the election of directors;

•	the appointment of the auditors and the authorization of the directors to approve the auditors’ fees;

•	Encana’s approach to executive compensation; and

•	the amendment and reconfirmation of our Shareholder Rights Plan.

A simple majority (50 percent plus one) of votes cast in person or by proxy at the Meeting is required to approve each of the matters proposed to come before the Meeting.

How to Vote – Registered Shareholders

The following summarizes the means by which a Registered Shareholder can vote during the Meeting. For more information, please see “Completing the Proxy Form – Registered Shareholders” section.

In Person

Attend the Meeting and register with CST at one of the registration stations. You do not need to complete or return the proxy form ahead of the Meeting.

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If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8166 or email contactus@kingsdaleshareholder.com.

By Proxy

There are a number of ways you can vote your Common Shares by proxy:

Internet	Visit www.cstvotemyproxy.com and follow the instructions. You will need your 13-digit control number found on the back of the proxy form.
Phone

Call 1-888-489-5760 from a touch-tone phone and follow the voice instructions. You will need your 13-digit control number found on the back of the proxy form. Please note you cannot appoint a proxyholder via the telephone voting system.

Mail	Complete, sign and date your proxy form and return it in the business-reply envelope included in your package.
Fax	Complete, sign and date your proxy form, faxing both sides of the proxy form to 1-866-781-3111 (toll free in North America) or 1-416-368-2502 (outside of North America).

By Proxyholder

You can appoint a proxyholder to attend the Meeting and vote your Common Shares.

The proxyholder does not have to be an Encana shareholder. To properly appoint a proxyholder by mail or fax, write the person’s name in the space provided on the proxy form. Ensure to sign and date the proxy form before sending it back. If appointing a proxyholder by Internet, go to the website and follow the online instructions.

Your proxyholder should plan to arrive in advance of the Meeting and register with CST at one of the registration stations.

Your proxyholder will vote your Common Shares as he or she sees fit on each item and on any other matter that may properly come before the Meeting and in respect of which you are entitled to vote, unless you indicate otherwise.

COMPLETING THE PROXY FORM – REGISTERED SHAREHOLDERS

You can choose to vote “For” or “Withhold Vote” from:

•	the election of any one or more of the persons nominated for election as directors; and

•	the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors and the authorization of the directors to fix their fees.

You can choose to vote “For” or “Against”:

•	the approval, on an advisory and non-binding basis, of Encana’s approach to executive compensation; and

•	the amendment and reconfirmation of our Shareholder Rights Plan.

Complete your voting instructions, sign and date your proxy form and return it in the envelope provided so that it is received by 10:00 a.m. (Calgary time) on April 29, 2016 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting. The Chairman of the Meeting may waive or extend the proxy cut-off time at his discretion without notice.

If you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit on each item and on any other matter that may properly come before the Meeting and in respect of which you are entitled to vote.

When you sign the proxy form without appointing a proxyholder, you authorize appointees Mr. Woitas and Mr. Suttles, who are directors of Encana, to act as your proxyholders and to vote your Common Shares for, against or withhold from voting, in accordance with your instructions on any vote or ballot that may be called for at the Meeting. If you specify a choice with respect to any matter to be acted upon at the Meeting, your Common Shares will be voted accordingly.

If you return your proxy form and do not indicate how you want to vote your Common Shares, your vote will be cast as follows:

•	FOR the election of the persons nominated for election as directors;

•	FOR the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors and the authorization of the directors to fix their fees;

•	FOR the approval, on an advisory and non-binding basis, of Encana’s approach to executive compensation; and

•	FOR the amendment and reconfirmation of our Shareholder Rights Plan.

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If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8166 or email contactus@kingsdaleshareholder.com.

The appointees will vote your Common Shares as he or she sees fit on any other matter, including any amendments or variations of matters that may properly come before the Meeting and in respect of which you are entitled to vote.

If you are an individual shareholder, you (or your authorized attorney) must sign the proxy form. If the shareholder is a corporation or other legal entity, an authorized officer or attorney must sign the proxy form.

If you need help completing your proxy, please contact Kingsdale at 1-866-229-8166 (North America toll free) or 1-416-867-2272 (for collect calls outside North America) or by email at contactus@kingsdaleshareholder.com.

Changing Your Vote – Registered Shareholders

You can change a vote you made by proxy provided such change is received before 10:00 a.m. (Calgary time) on April 29, 2016 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting by:

•	completing a proxy form that is dated later than the proxy form previously submitted and mailing it or faxing it to CST; or

•	voting again by telephone or on the Internet.

You can revoke a vote you made by proxy by voting in person at the Meeting, provided you have previously sent or given a notice of revocation in writing as set out below:

•

sending a notice of revocation in writing from you or your authorized attorney to CST so that it is received before the close of business (Calgary time) on April 29, 2016 or, in the case of any adjournment or postponement of the Meeting, on the business day immediately preceding the day of the adjourned or postponed Meeting; or

•	giving a notice of revocation in writing from you or your authorized attorney to the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment or postponement of the Meeting.

How to Vote – Non-Registered (or Beneficial) Shareholders

In Person

We do not have access to the names or holdings of our Non-Registered Shareholders. As a Non-Registered Shareholder, if you want your Common Shares to be voted in person at the Meeting, you must appoint a proxyholder who will attend the Meeting in person. You can appoint yourself, or someone else, as proxyholder by printing your name, or the name of another person, in the space provided on the voting instruction form received from your Intermediary and submit it as directed. Your voting instructions, including your proxyholder appointment, must be received at least one business day prior to April 29, 2016 to allow your voting instructions to be received by CST by 10:00 a.m. (Calgary time) on April 29, 2016 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting. The Chairman of the Meeting may waive or extend the proxy cut-off time at his discretion without notice.

On the day of the Meeting, proxyholders must register with CST at one of the registration stations.

By Proxy

Your Intermediary is required to ask for your voting instructions before the Meeting. In most cases, you will receive a voting instruction form from your Intermediary allowing you to provide your voting instructions by telephone, Internet or mail. If you want to provide your voting instructions on the Internet, go to www.proxyvote.com and follow the instructions using your 16-digit control number located on your voting instruction form.

In some instances, you may receive a proxy form from your Intermediary which:

•	is to be completed and returned by you as directed in the instructions provided; or

•	has been pre-authorized by your Intermediary and which is to be completed, dated, signed and returned by you to CST, by mail or by fax.

Changing Your Vote – Non-Registered Shareholders

You may change your voting instructions by contacting your Intermediary as per its instructions.

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If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8166 or email contactus@kingsdaleshareholder.com.

How the Votes are Counted

Each shareholder is entitled to one vote for each Common Share he or she holds as of March 14, 2016 on all matters proposed to come before the Meeting. As of March 1, 2016, there were 849,893,635 issued and outstanding Common Shares.

Principal Holders of 10 percent or more Common Shares

As at March 1, 2016, to the knowledge of the directors and executive officers of Encana, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10 percent or more of the voting rights attached to the Common Shares, except as set out below in the following table:

Name	Type of Ownership	(#) of Common Shares Owned or Controlled	Common Shares Outstanding (%)
Blackrock, Inc.	Beneficial	101,209,308	11.90%

(*)	This information is based upon an Alternative Monthly Report filed on March 8, 2016 on SEDAR which can be retrieved at www.sedar.com.

Business of the Meeting

The Meeting will cover the following items of business. For items requiring shareholder approval, a simple majority (50 percent plus one) of votes cast in person or by proxy at the Meeting is required.

Receive the Financial Statements and Report of the Auditors

Our audited Consolidated Financial Statements for the year ended December 31, 2015 and Auditor’s Report will be placed before the Meeting. Our 2015 Consolidated Financial Statements have been reviewed and approved by our Board.

Our 2015 Consolidated Financial Statements and Auditor’s Report were mailed to shareholders who requested them. They are also contained in our 2015 Annual Report, available at www.encana.com, www.sedar.com or www.sec.gov. No formal action will be taken at the Meeting to approve our 2015 Consolidated Financial Statements; however you will have an opportunity to ask any questions you may have about them at the Meeting.

Elect the Directors

Encana’s articles of incorporation provide that the minimum number of directors shall be eight and the maximum number shall be 17. There are currently 11 directors. The Board has set the number of directors to be elected at the Meeting at 11.

At the Meeting, you will be asked to elect 11 directors to our Board for a one-year term. Information on each of these directors can be found starting at page seven. You may vote for all nominated directors, vote for some and withhold for others, or withhold for all. To be elected, except in the circumstances described below, each nominated director requires an affirmative vote of the majority of votes cast by shareholders at the Meeting.

Our Nominating and Corporate Governance (“NCG”) Committee believes each of our nominated directors is well qualified and has the necessary skills and experience required to serve as one of our Board members. Each nominated director is a current member of our Board and is independent, excluding Mr. Suttles, who is not independent as he is our President & Chief Executive Officer.

If elected, each nominated director will serve as a director until the close of the next annual meeting of shareholders, or until their respective successors are otherwise duly elected or appointed. Management has no reason to believe that any of the nominees will be unable to serve as a director; however, if a nominated director withdraws his or her name, or is otherwise unable to serve as director, you or your proxyholder will have the right to use discretion in voting for such other properly qualified nominees.

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If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8166 or email contactus@kingsdaleshareholder.com.

Policy on Majority Voting

If a director receives more “withhold” than “for” votes at the Meeting, he or she must immediately tender his or her resignation to the Board even though the director may have been duly elected under applicable law. The NCG Committee will review the matter and make a recommendation to the Board whether to accept or reject the resignation, having regard to the best interests of Encana and any other factors it considers relevant. The Board shall accept the resignation absent exceptional circumstances and the resignation will be effective when accepted by the Board. The director will not participate in Board or Committee deliberations on the matter. It is anticipated the Board will make a decision within 90 days. If the Board accepts the resignation, it may appoint a new director to fill the vacancy in accordance with our articles, by-laws and applicable law.

Our policy only applies to uncontested elections where the number of nominated directors equals the number of directors to be elected at the Meeting. In a contested election (where the number of nominated directors exceeds the number of directors to be elected), the directors with the most number of Common Shares voted in their favour will be elected to the available Board seats.

The Board recommends that you vote FOR each of the nominated directors. Unless otherwise instructed, the persons designated in the proxy form and the voting information form intend to vote FOR the election of the nominated directors.

Appoint the Auditors

At the Meeting, you will be asked to appoint PricewaterhouseCoopers LLP (“PwC”), Chartered Professional Accountants, as Encana’s auditors, to serve until the next annual shareholder meeting and to authorize the Board to fix the auditors’ fees.

PwC has served as Encana’s auditors for over 10 consecutive years. Representatives of PwC will be at the Meeting and available to answer questions. For information regarding fees paid to PwC for the year ended December 31, 2015, please see Appendix A – “Audit Committee Disclosure: Audit & Non-Audit Related Fees 2015 & 2014.”

To be approved, the appointment of PwC as Encana’s auditors requires an affirmative vote of the majority of votes cast at the Meeting.

The Board recommends that you vote FOR the appointment of PricewaterhouseCoopers LLP as Encana’s auditors until the close of the next annual meeting of shareholders. Unless otherwise instructed, the persons designated in the proxy form and the voting information form intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditors of Encana to hold office until the next annual meeting of shareholders and their fees to be fixed by the Board.

Hold a Non-Binding Advisory Vote on Executive Compensation

At the Meeting, you will have the opportunity to participate in our non-binding advisory vote on our approach to executive compensation (or Say on Pay vote).

Since 2011, Encana has provided shareholders an opportunity to provide feedback on our compensation approach by way of a Say on Pay vote. At last year’s annual meeting of shareholders, shareholders voted 94.53 percent in favour of our approach to executive compensation. We believe our approach to executive compensation is fair and balanced and is aligned with our shareholders’ interests over the long-term.

At the Meeting, you will have the opportunity to have your Say on Pay vote through the resolution set out below.

The Board recommends that you vote FOR the resolution set out below. Unless instructed otherwise, the persons designated in the proxy form and the voting information form intend to vote FOR the following resolution affirming Encana’s approach to executive compensation.

“RESOLVED that, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the shareholders approve the approach to executive compensation described in Encana’s Management Information Circular dated March 1, 2016 delivered in advance of the 2016 Annual Meeting of Shareholders.”

As an advisory vote, the results are non-binding on the Board. The Board will, however, carefully consider the results of the vote and other shareholder feedback when evaluating its compensation approach going forward. In the event there is a significant proportion of negative Say on Pay votes, the Board will take steps to better understand shareholder concerns which might have influenced voting results.

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If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8166 or email contactus@kingsdaleshareholder.com.

SPECIAL BUSINESS OF THE MEETING

Amendment and Reconfirmation of the Shareholder Rights Plan

Encana adopted a shareholder rights plan (the “Rights Plan”) effective July 30, 2001, which has been amended and restated several times, most recently on April 21, 2010. The Rights Plan was reconfirmed and approved at an annual meeting of shareholders held on April 23, 2013.

Shareholders will be asked to consider and, if deemed appropriate, approve an ordinary resolution to amend and reconfirm the Rights Plan at the Meeting. The text of this ordinary resolution is provided below (the “Rights Plan Resolution”). For the Rights Plan to be amended and continue in effect after the Meeting, the Rights Plan Resolution must be approved by a simple majority of votes (50 percent plus one) cast by shareholders at the Meeting. If the Rights Plan Resolution is not passed, the Rights Plan will terminate May 3, 2016. If the Rights Plan Resolution is passed, the Rights Plan will require reconfirmation by Encana’s shareholders at the 2019 annual meeting of shareholders.

Proposed Amendments

On February 25, 2016, the Canadian Securities Administrators (the “CSA”) announced amendments, effective May 9, 2016, to the minimum period a take-over bid must remain open for deposits of securities thereunder, which extend the minimum period to 105 days (from its current 35 days), with the ability of the target issuer to voluntarily reduce the period to not less than 35 days. Additionally, the minimum period may be reduced due to the existence of certain competing take-over bids or alternative change in control transactions. As a result, the only proposed substantive amendment to the Rights Plan is to extend the period of time a Permitted Bid must remain open solely to reflect changes to the take-over bid regime by the CSA. To ensure the Permitted Bid definition in the Rights Plan remains aligned with the minimum period a take-over bid must remain open under applicable Canadian securities laws, the proposed amendments to the Rights Plan include:

•

amending the definition of Permitted Bid to be outstanding for a minimum period of 105 days or such shorter period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws; and

•

certain additional non-substantive, technical and administrative amendments, including to align the definition of a Competing Permitted Bid to the minimum number of days as required under Canadian securities laws, permit book entry form registration of Rights and provide an exception for certain Exempt Acquisitions.

The purpose and principal terms of the Rights Plan, including the proposed amendments, are set forth in Appendix B to this Circular. A copy of the Rights Plan, as proposed to be amended, may be obtained by contacting the Corporate Secretary at (403) 645-2000 or by fax at (403) 645-4617, and will be available on Encana’s website at www.encana.com.

Approval

The Board has determined that the proposed continuation and amendment and restatement of the Rights Plan are in the best interests of Encana and its shareholders. The Board recommends that shareholders vote FOR the Rights Plan Resolution. Unless otherwise instructed, the persons designated in the proxy form and the voting information form intend to vote FOR the Rights Plan Resolution. The text of the Rights Plan Resolution, subject to such amendments, variations or additions as may be approved at the Meeting, is set forth below:

“RESOLVED AS AN ORDINARY RESOLUTION OF THE HOLDERS OF COMMON SHARES that:

1.

The shareholder rights plan (“Rights Plan”) of Encana Corporation (the “Corporation”), including the amendments thereto, be confirmed, and the Amended and Restated Shareholder Rights Plan Agreement to be dated as of May 3, 2016 between the Corporation and CST Trust Company (formerly CIBC Mellon Trust Company), which amends and restates the Amended and Restated Shareholder Rights Plan Agreement dated April 21, 2010, and continues the rights issued thereunder, be and is hereby ratified, confirmed and approved.

2.

Any director or officer of the Corporation is authorized and directed for and on behalf of the Corporation (whether under its corporate seal or otherwise) to enter into, to execute and deliver all such instruments, agreements, corollary agreements and documents, including all notices, consents, applications, acknowledgements, certificates and other instruments (herein the “Instruments”) and do, or cause to be done, all such other acts and things (herein “Acts”) as may be necessary for the purpose of giving effect to the foregoing resolutions or to comply with any Instrument or Act, and such Instruments and Acts authorized and approved by these resolutions shall constitute valid and binding obligations of the Corporation, and the performance by the Corporation under such Instruments and pursuant to such Acts is hereby authorized.”

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If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8166 or email contactus@kingsdaleshareholder.com.

Nominees for Election to the Board

The following tables provide information on our nominated directors. This includes the nominees’ place of residence, principal occupations and public directorships in the past five years, current Committee membership on our Board and respective attendance record for 2015. Also shown are the Encana securities held by each nominated director, directly, indirectly, controlled or directed (Common Shares and Deferred Share Units (“DSUs”)) as at March 1, 2016 and March 16, 2015, and the minimum director shareholding requirements as at March 1, 2016.

Peter A. Dea Age: 62 | Denver, Colorado, USA | Independent | Director since 2010

Mr. Dea has been President & Chief Executive Officer of Cirque Resources LP (a private oil and gas company) since May 2007. From November 2001 through August 2006, he was President & Chief Executive Officer and a director of Western Gas Resources, Inc. (a public natural gas company which was sold in 2006 for approximately US$5.3 billion). He joined Barrett Resources Corporation (a public natural gas company which was sold in 2001 for approximately US$2.7 billion) in November 1993 and served as Chief Executive Officer and director from November 1999 and as Chairman from February 2000 through August 2001, prior to which time he held several managerial and geologic positions with Exxon Company, U.S.A.

Skills and Qualifications

Mr. Dea brings over 30 years of oil and gas exploration and production experience and involvement in state and national energy policies to Encana’s Board of Directors.

2015 Board/Committee Membership	2015 Meeting Attendance		Areas of Expertise • Energy, Oil and Natural Gas • Energy Policy • Higher Education
Board Corporate Responsibility, Environment, Health and Safety – Chairman Nominating and Corporate Governance Reserves	6 of 7 3 of 3 3 of 3 2 of 3	86% 100% 100% 67%

Education

•      Bachelor of Arts in Geology (Western State Colorado University)

•      Masters of Science in Geology (University of Montana)

•      Harvard Business School, Advanced Management Program

•      Certified Professional Geologist

Non-profit Sector Affiliations

•       Trustee, Denver Museum of Nature and Science

•       Co-Chairman and Trustee, ACE Scholarships

Awards and Accomplishments

•      Named “Wildcatter of the Year” for 2010 by the Independent Petroleum Association of Mountain States

•      Rocky Mountain Oil & Gas Hall of Fame inductee in 2009

•      Inducted to All American Wildcatters in 2014

•      Fellow National Member, The Explorers Club

Securities Held
Year	Common Shares (#)(1)	DSUs (#) and Market or Payout Value(2,3)	Total Market Value of Common Shares/DSUs(1,2,4)	Minimum Share Ownership Required (Value Equivalent)(5)
2016	135	83,172 ($478,239)	$479,015	29,400 ($169,050)
2015	135	64,293 ($900,745)	$902,636

Fred J. Fowler Age: 69 | Houston, Texas, USA | Independent | Director since 2010

Mr. Fowler is a Corporate Director. He was Chairman of Spectra Energy Partners, LP (a public natural gas pipeline and storage entity) from October 2008 to November 2013 and continues as a director of that company. Mr. Fowler is a director of PG&E Corporation (a public natural gas and electric utility company) and DCP Midstream Partners, LP (a public master limited partnership engaged in natural gas and natural gas liquids transport, storage, production and sale). He was President & Chief Executive Officer of Spectra Energy Corp. (a natural gas gathering, processing and mainline transportation company) from December 2006 to December 2008 and served as a director from December 2006 to May 2009. He was President & Chief Executive Officer of Duke Energy Gas Transmission, LLC (a subsidiary of Duke Energy Corporation) from April 2006 through December 2006. From June 1997, he occupied various executive positions with Duke Energy Corporation (a public electric and gas company), including President and Chief Operating Officer from November 2002 to April 2006.

Skills and Qualifications

Mr. Fowler brings extensive experience in the areas of natural gas liquids, natural gas processing and transportation to Encana’s Board of Directors.

2015 Board/Committee Membership	2015 Meeting Attendance		Areas of Expertise • Energy, Oil and Natural Gas, Natural Gas Liquids • Natural Gas Processing and Transportation • Corporate Governance
Board Corporate Responsibility, Environment, Health and Safety Human Resources and Compensation	7 of 7 3 of 3 5 of 5	100% 100% 100%

Education

•      Bachelor of Finance (Oklahoma State University)

Past Five Years of Public Company Directorships

•      Spectra Energy Corp.

•      Spectra Energy Partners, LP

•      DCP Midstream Partners, LP

•      PG&E Corporation

Securities Held
Year	Common Shares (#)(1)	DSUs (#) and Market or Payout Value(2,3)	Total Market Value of Common Shares/DSUs(1,2,4)	Minimum Share Ownership Required (Value Equivalent)(5)
2016	15,000	76,468 ($439,691)	$525,941	29,400 ($169,050)
2015	5,000	64,368 ($901,796)	$971,846

Howard J. Mayson Age: 63 | Breckenridge, Colorado, USA | Independent | Director since 2014

Mr. Mayson is an independent businessman and corporate director. He has over 35 years of exploration & development experience, mostly with British Petroleum (“BP”), and has held a variety of roles in North America, the Middle East, Australia and the UK. He held a number of senior roles, including CEO of BP Russia, President of BP Angola, Director of BP’s Exploration & Production Technology Group and previously ran BP’s Alaska Western North Slope Business. He also headed up BP’s Global Subsurface function. Mr. Mayson is currently a director of Corex Resources Ltd. and Hawkwood Energy LLC, both of which are private entities. He also serves on the Advisory Board for the private equity firm Azimuth Capital Management LLC (formerly KERN Partners Ltd.).

Skills and Qualifications

Mr. Mayson brings over 35 years of extensive experience in oil and gas exploration, development and production to Encana’s Board of Directors.

2015 Board/Committee Membership	2015 Meeting Attendance		Areas of Expertise • Exploration, Development and Production • Oil and Gas Reserves Management and Reporting • E&P Technology
Board Corporate Responsibility, Environment, Health and Safety Nominating and Corporate Governance Reserves – Chairman	7 of 7 3 of 3 3 of 3 3 of 3	100% 100% 100% 100%

Education

•      Bachelor of Engineering (Honors), The University of Sheffield

•      Master of Science (Mechanical Engineering), MIT

•      Advanced Management Program, Wharton Business School

Non-profit Sector Affiliations

•      Chairman, Industry Advisory Board, Institute of Petroleum Engineering, Edinburgh, 1997-2009

Awards and Accomplishments • Honorary Doctor of Engineering (Heriot-Watt University)

Securities Held
Year	Common Shares (#)(1)	DSUs (#) and Market or Payout Value(2,3)	Total Market Value of Common Shares/DSUs(1,2,4)	Minimum Share Ownership Required (Value Equivalent)(5)
2016	20,104	30,393 ($174,760)	$290,358	29,400 ($169,050)
2015	0	19,883 ($278,561)	$278,561

Lee A. McIntire Age: 67 | Denver, Colorado, USA | Independent | Director since 2014

Mr. McIntire has been the Chief Executive Officer of TerraPower, LLC (a private nuclear energy technology company) since August 2015. He served as Chief Executive Officer and President of CH2M HILL (a private consulting company) from January 2009 to January 2014, Chairman from 2010 through 2014 and Executive Chairman of the Board from January 2014 to October 2014. During his tenure as CEO, CH2M HILL enjoyed growth and stability, increasing to over 30,000 employees, expanding its international presence to over 100 countries, diversifying its service offerings, and doubling revenues to US$7.0 billion. Mr. McIntire previously served as the firm’s Chief Operating Officer and President. Prior to joining CH2M HILL, Mr. McIntire was a partner, Executive Vice-President, and served on the Board of Directors of the Bechtel Group of Companies from 1989 to 2004. Mr. McIntire served on the Chairman’s Leadership Council, and was President of several of Bechtel’s multibillion-dollar companies.

Skills and Qualifications

Mr. McIntire brings over 35 years of executive leadership and governance experience to Encana’s Board of Directors.

2015 Board/Committee Membership	2015 Meeting Attendance		Areas of Expertise • Risk Management • Finance and Accounting • Corporate Governance
Board Corporate Responsibility, Environment, Health and Safety Human Resources and Compensation	6 of 7 2 of 3 4 of 5	86% 67% 80%

Education

•       Bachelor of Science in Civil Engineering (University of Nebraska College of Civil Engineering)

•       Masters from the Thunderbird School of Global Management in Arizona

•       Executive Management Program at Dartmouth’s Tuck School of Business

Past Five Years of Public Company Directorships

•       BAE Systems (British Aerospace) PLC

Awards and Accomplishments • Woodrow Wilson Award, 2011 • Joseph Korbel Award, 2012 • Elected to Presidents’ Circle of National Academy of Science, 2015

Securities Held
Year	Common Shares (#)(1)	DSUs (#) and Market or Payout Value(2,3)	Total Market Value of Common Shares/DSUs(1,2,4)	Minimum Share Ownership Required (Value Equivalent)(5)
2016	17,100	26,643 ($153,197)	$251,522	29,400 ($169,050)
2015	7,100	10,649 ($149,192)	$248,663

Margaret A. McKenzie Age: 54 | Calgary, Alberta, Canada | Independent | Director since 2015

Ms. McKenzie is a Corporate Director. She is a director of Inter Pipeline Ltd. (a public petroleum pipeline company), Bonavista Energy Corporation (a public oil and gas company) and PrairieSky Royalty Ltd. (a public oil and gas company). She was Vice-President, Finance and Chief Financial Officer of Range Royalty Management Ltd. (a private oil and gas royalty company) from July 2006 to December 2014, Vice-President Finance and Chief Financial Officer of Profico Energy Management Ltd. (a private oil and natural gas exploration company) from 2000 to 2006 and was a member of the finance and treasury group of Renaissance Energy Ltd. (a public oil and natural gas exploration company) from 1987 to 2000. Ms. McKenzie is a director of Spur Resources Ltd. (a private oil and gas company) and a director of Endurance Energy Ltd. (a private oil and gas company).

Skills and Qualifications

Ms. McKenzie brings over 18 years of energy, oil and natural gas exploration experience to Encana’s Board of Directors.

2015 Board/Committee Membership	2015 Meeting Attendance		Areas of Expertise • Energy, Oil and Natural Gas • Business Strategy • Finance and Accounting
Board Human Resources and Compensation Audit	5 of 5 3 of 3 3 of 3	100% 100% 100%

Education

•       Bachelor of Commerce (University of Saskatchewan)

•       Chartered Accountant

•       ICD.D (Institute of Corporate Directors)

Non-profit Sector Affiliations

•       Community Member, Audit Committee, University of Calgary

Past Five Years of Public Company Directorships • Bonavista Energy Corporation • PrairieSky Royalty Ltd. • Zargon Oil and Gas Ltd. • Inter Pipeline Ltd.

Securities Held
Year	Common Shares (#)(1)	DSUs (#) and Market or Payout Value(2,3)	Total Market Value of Common Shares/DSUs(1,2,4)	Minimum Share Ownership Required (Value Equivalent)(5)
2016	12,000	17,868 ($102,741)	$171,741	29,400 ($169,050)
2015	12,000	7,840 ($109,838)	$277,958

Suzanne P. Nimocks Age: 57 | Houston, Texas, USA | Independent | Director since 2010

Ms. Nimocks is a Corporate Director. She is a director of Rowan Companies plc (a public international contract drilling services company), ArcelorMittal (world’s largest public steel company) and Owens Corning (a leading global producer of residential and commercial building materials). She was a director (senior partner) with McKinsey & Company (a private global management consulting firm) from June 1999 to March 2010 and was with the firm in various other capacities since 1989, including as a leader in the firm’s Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice and Risk Management Practice. She served as a member of the firm’s worldwide personnel committees for many years and as the Manager of the Houston office for eight years.

Skills and Qualifications

Ms. Nimocks brings strategy and risk management expertise in the energy industry to Encana’s Board of Directors.

2015 Board/Committee Membership	2015 Meeting Attendance		Areas of Expertise • International Energy Business • Strategy • Risk Management
Board Audit Human Resources and Compensation – Chairperson Nominating and Corporate Governance	7 of 7 5 of 5 5 of 5 3 of 3	100% 100% 100% 100%

Education

•       Bachelor of Arts in Economics (Cum Laude) (Tufts University)

•       Masters in Business Administration (Harvard Graduate School of Business)

Non-profit Sector Affiliations

•       Chairman, Houston Zoo, Inc.

•       Trustee, Texas Children’s Hospital

Past Five Years of Public Company Directorships • Rowan Companies plc • ArcelorMittal • Owens Corning

Securities Held
Year	Common Shares (#)(1)	DSUs (#) and Market or Payout Value(2,3)	Total Market Value of Common Shares/DSUs(1,2,4)	Minimum Share Ownership Required (Value Equivalent)(5)
2016	5,600	78,285 ($450,139)	$482,339	29,400 ($169,050)
2015	0	64,368 ($901,796)	$901,796

Jane L. Peverett Age: 57 | West Vancouver, British Columbia, Canada | Independent | Director since 2003

Ms. Peverett is a Corporate Director. She is a director of Hydro One Limited (a public utility company), Northwest Natural Gas Company (a public natural gas distribution company), Canadian Imperial Bank of Commerce (one of Canada’s largest banks), and Associated Electric & Gas Insurance Services Limited (a private mutual insurance company). Ms. Peverett was President & Chief Executive Officer of BC Transmission Corporation (electrical transmission) from April 2005 to January 2009 and was previously Vice-President, Corporate Services and Chief Financial Officer (since June 2003). She was the President of Union Gas Limited (a natural gas storage, transmission and distribution company) from April 2002 to May 2003, President & Chief Executive Officer from April 2001 to April 2002, Senior Vice-President Sales & Marketing from June 2000 to April 2001 and Chief Financial Officer from March 1999 to June 2000.

Skills and Qualifications

Ms. Peverett brings experience as CEO of both gas and electric utilities companies to her role as a member of Encana’s Board of Directors.

2015 Board/Committee Membership	2015 Meeting Attendance		Areas of Expertise • Energy, Oil and Natural Gas • Financial Services • Utilities
Board Audit – Chairperson Nominating and Corporate Governance Reserves	7 of 7 5 of 5 3 of 3 3 of 3	100% 100% 100% 100%

Education

•       Bachelor of Commerce (McMaster University)

•       Master of Business Administration (Queen’s University)

•       Certified Management Accountant

•       ICD.D (Institute of Corporate Directors)

Past Five Years of Public Company Directorships

•       Canadian Imperial Bank of Commerce

•       Northwest Natural Gas Company

•       Postmedia Network Canada Corp.

•       Hydro One Limited

Awards and Accomplishments • Canadian Security Analyst Certificate • Fellow, Certified Management Accountants

Securities Held
Year	Common Shares (#)(1)	DSUs (#) and Market or Payout Value(2,3)	Total Market Value of Common Shares/DSUs(1,2,4)	Minimum Share Ownership Required (Value Equivalent)(5)
2016	0	163,578 ($940,574)	$940,574	29,400 ($169,050)
2015	0	148,473 ($2,080,107)	$2,080,107

Brian G. Shaw Age: 62 | Toronto, Ontario, Canada | Independent | Director since 2013

Mr. Shaw is a Corporate Director. He is an experienced financial industry executive with particular expertise in capital markets and investing activities and is a private investor and corporate advisor. Mr. Shaw is an alumni of CIBC World Markets Inc. (and its predecessor firm Wood Gundy) where he was employed for 23 years. He was Chairman and Chief Executive Officer of CIBC World Markets Inc. from 2005 through 2008 and prior to that managed the Global Equities Division for a number of years. Mr. Shaw is currently a director of Manulife Bank of Canada (a private chartered bank), Manulife Trust Company (a private trust company), NuVista Energy Ltd. (a public oil and gas company), Ivey Canadian Exploration Ltd. (a private exploration company) and Lakeview Mortgage Funding Inc. (a private structured credit company).

Skills and Qualifications

Mr. Shaw brings extensive experience as a financial services executive to his role as a member of Encana’s Board of Directors.

2015 Board/Committee Membership	2015 Meeting Attendance		Areas of Expertise • Capital Markets and Investing • Financial Services • Energy, Oil and Natural Gas
Board Audit Reserves	7 of 7 5 of 5 3 of 3	100% 100% 100%

Education

•      Bachelor of Commerce (University of Alberta)

•      Master of Business Administration (University of Alberta)

•      Chartered Financial Analyst

Non-profit Sector Affiliations

•      Member, CFA Society Toronto

•      Chairman, TMX IP Governance Committee

Past Five Years of Public Company Directorships • Patheon Inc. • NuVista Energy Ltd. • PrairieSky Royalty Ltd.

Securities Held
Year	Common Shares (#)(1)	DSUs (#) and Market or Payout Value(2,3)	Total Market Value of Common Shares/DSUs(1,2,4)	Minimum Share Ownership Required (Value Equivalent)(5)
2016	10,000	45,809 ($263,402)	$320,902	29,400 ($169,050)
2015	10,000	31,960 ($447,760)	$587,860

Douglas J. Suttles Age: 55 | Calgary, Alberta, Canada | Not Independent | Director since 2013

Mr. Suttles was appointed Encana’s President & Chief Executive Officer on June 10, 2013. From March 2011 until June 2013, Mr. Suttles was an independent businessman, having over 30 years of experience in the oil and gas industry in various engineering and leadership roles. He has held a number of senior leadership posts at British Petroleum (“BP”), including Chief Operating Officer of BP Exploration & Production from January 2009 until March 2011 and President of BP Alaska from December 2006 until December 2008. He was a member of the board of BP America, as well as the BP America Operations Advisory Board. Previously, he served as President of BP Sakhalin Inc., where he was responsible for BP’s activities in Sakhalin, Russia and held other senior leadership roles in BP, including Vice-President for North Sea operations and President of BP’s Trinidadian oil business. Prior to joining BP, Mr. Suttles was an engineer with Exxon from 1983 to 1988.

Skills and Qualifications

Mr. Suttles brings extensive North American and international energy development and production experience to Encana’s Board of Directors.

2015 Board/Committee Membership	2015 Meeting Attendance		Areas of Expertise • Energy, Oil and Natural Gas • Acquisitions • Oil and Natural Gas Exploration and Production
Board	7 of 7	100%

Education

•      Bachelor of Science in Mechanical Engineering (University of Texas, Austin)

Non-profit Sector Affiliations

•      Spindletop Charities Advisory Board

•      University of Texas Engineering Advisory Board

Awards and Accomplishments

•      Recipient of University of Texas at Austin Mechanical Engineering Distinguished Alumni Award, 2008

•      “Mr. Spindletop Award” Honoree by Spindletop Charities, Inc., 2013

Past Five Years of Public Company Directorships

•      Ceres, Inc.

Securities Held
Year	Common Shares (#)(1)	DSUs (#) and Market or Payout Value(2,3)	Total Market Value of Common Shares/DSUs(1,2,4)	Minimum Share Ownership Required (Value Equivalent)(5)
2016	51,212	0	$294,469	N/A
2015	7,562	0	$105,944

Bruce G. Waterman Age: 65 | Calgary, Alberta, Canada | Independent | Director since 2010

Mr. Waterman is a Corporate Director. He retired in January 2013 from Agrium Inc. (a public agricultural company) as Executive Vice-President, having held senior roles as Chief Financial Officer, as well as in Business Development and Strategy since April 2000. Mr. Waterman is a director of Enbridge Income Fund Holdings Inc., a Trustee of Enbridge Commercial Trust, a director of Irving Oil Limited (a private oil and gas company) and a director of Prairie Storm Energy Corp. (a private oil and gas company). He was Vice-President and Chief Financial Officer of Talisman Energy Inc. (a public oil and gas company) from January 1996 to April 2000. Mr. Waterman also has extensive expertise in oil and gas exploration and production operations, having spent 15 years (1981 to 1996) at Amoco Corporation, including Dome Petroleum Limited, a predecessor company and as a result of serving as Talisman’s Chief Financial Officer for over four years (as noted above). At Amoco (a global chemical, oil and gas company which merged with British Petroleum in 1998), his roles included various positions in finance, accounting and business development.

Skills and Qualifications

Mr. Waterman brings a wealth of energy industry, financial, business development and government relations knowledge to Encana’s Board of Directors.

2015 Board/Committee Membership	2015 Meeting Attendance		Areas of Expertise • Energy, Oil and Natural Gas • Finance and Accounting • Business Development
Board Audit Human Resources and Compensation	7 of 7 5 of 5 5 of 5	100% 100% 100%

Education

•       Bachelor of Commerce (Honours) (Queen’s University)

•       Chartered Accountant

•       ICD.D (Institute of Corporate Directors)

Non-profit Sector Affiliations

•       Selection Committee Chairman, Canada’s CFO of the YearTM

•       FEI Canada Advisory Board

Awards and Accomplishments

•       Named Canada’s CFO of the YearTM in 2008

•       Fellow of the Chartered Accountants

Past Five Years of Public Company Directorships

•       Enbridge Income Fund Holdings Inc.

•       PrairieSky Royalty Ltd.

Securities Held
Year	Common Shares (#)(1)	DSUs (#) and Market or Payout Value(2,3)	Total Market Value of Common Shares/DSUs(1,2,4)	Minimum Share Ownership Required (Value Equivalent)(5)
2016	125,000	91,904 ($528,448)	$1,247,198	29,400 ($169,050)
2015	42,000	73,659 ($1,031,963)	$1,620,383

Clayton H. Woitas Age: 67 | Calgary, Alberta, Canada | Independent | Director since 2008

Mr. Woitas is a Corporate Director and has been Encana’s Chairman of the Board since July 22, 2013. From January 11, 2013 to June 10, 2013 Mr. Woitas acted as Interim President & Chief Executive Officer of Encana. He was Chairman & Chief Executive Officer of Range Royalty Management Ltd. (a private oil and gas royalty company) from 2006 to December 2014. He is a director of Gibson Energy Inc. (a public oil and gas midstream company). He is also a director of several private energy-related companies and advisory boards. Mr. Woitas was founder, Chairman, and President & Chief Executive Officer of Profico Energy Management Ltd. (a private company focused on natural gas exploration and production in Western Canada) from January 2000 to June 2006. Prior to April 2000, he was a director and President & Chief Executive Officer of Renaissance Energy Ltd. (a public company focused on the Western Canadian energy sector).

Skills and Qualifications

Mr. Woitas brings extensive experience in the areas of acquisitions, exploration and production to Encana’s Board of Directors.

2015 Board/Committee Membership	2015 Meeting Attendance(6)		Areas of Expertise • Energy, Oil and Natural Gas • Acquisitions • Natural Gas Exploration and Production
Board Nominating and Corporate Governance – Chairman	7 of 7 3 of 3	100% 100%

Education

•       Bachelor of Science in Civil Engineering (University of Alberta)

Non-profit Sector Affiliations

•       Member, Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGA)

Past Five Years of Public Company Directorships • NuVista Energy Ltd. • Enerplus Corporation • Gibson Energy Inc.

Securities Held
Year	Common Shares (#)(1)	DSUs (#) and Market or Payout Value(2,3)	Total Market Value of Common Shares/DSUs(1,2,4)	Minimum Share Ownership Required (Value Equivalent)(5)
2016	262,690	129,477 ($744,493)	$2,254,960	54,000 ($310,500)
2015	102,690	95,938 ($1,344,091)	$2,782,778

Notes:

(1)	The information as to Common Shares held has been furnished by each of the nominees as of March 1, 2016 and March 16, 2015, respectively.
(2)

The information as to the DSUs held by directors is as of March 1, 2016 and March 16, 2015, respectively. For more detailed information relating to DSUs held by the directors, see “Director Compensation”.

(3)

“Market or Payout Value” represents the market or payout value expressed in Canadian dollars of vested DSUs not paid out or distributed and determined by multiplying the number of DSUs held by each nominee as of March 1, 2016 by the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on that same date (C$5.75).

(4)

“Total Market Value (Common Shares/DSUs)” is expressed in Canadian dollars and determined by multiplying the number of Common Shares and DSUs held by each nominee as of March 1, 2016 in respect of 2016 and as of March 16, 2015 in respect of 2015 by the closing price of the Common Shares on the TSX on those same dates (C$5.75 and C$14.01, respectively).

(5)

Encana’s share ownership guidelines for directors require each director, other than the President & CEO, within three years immediately following the individual becoming a director, to purchase Common Shares or hold DSUs totaling in number at least three times the annual grant of DSUs which the director receives in his or her capacity as a director pursuant to the DDSU Plan of Encana. See “Director Compensation”. Dollar values indicate the value of the minimum number of Common Shares/DSUs in Canadian dollars as at March 1, 2016. Mr. Suttles is subject to executive share ownership guidelines and has achieved his required share ownership level. Please see page 37 with respect to Mr. Suttles’ executive share ownership requirements.

(6)

In addition to being a member of the NCG Committee, Mr. Woitas is an ex officio non-voting member of all other Board Committees. As an ex officio non-voting member, Mr. Woitas attends as his schedule permits and may vote when necessary to achieve a quorum.

Director Compensation

Philosophy and Objectives

Our compensation program is designed to attract and retain skilled director talent and create alignment with shareholder interests. To achieve these objectives, compensation for our directors consists of an annual retainer, director DSUs granted under the Directors’ Deferred Share Unit Plan (“DDSU Plan”) and share ownership requirements. Each of these compensation elements is described below.

Independent directors do not receive performance-based compensation, benefits or other perquisites from Encana. Our President & CEO, Mr. Suttles, does not receive any compensation from Encana in his capacity as a director.

Director Compensation Structure

Effective January 1, 2015, the Board adopted a new director compensation structure. The new structure consists of an all-inclusive Board retainer (as opposed to an individual meeting and travel-based fee structure) and, for the Chairman of the Board, increased proportion of equity-based compensation (in the form of DSUs under the DDSU Plan), and corresponding decrease in annual cash compensation. This new structure consists of the following key elements:

Annual Retainer
Chairman of the Board	$97,750
Board Member	$46,920
Audit Committee Chair	$15,640
Human Resources and Compensation Committee Chair	$11,730
Other Committee Chairs[1]	$7,820
Annual DSU Grant
Chairman of the Board	18,000
Board Member	9,800

Annual retainers are paid in quarterly installments. Annual retainers and any initial DSU grants are pro-rated for periods of partial service.

Directors’ Deferred Share Unit Plan

Directors receive an initial grant of DSUs upon joining the Board. Directors may also choose to receive a portion or all of their annual retainer either in cash or as DSUs. Separate DSU accounts are retained for each director. DSUs are credited with dividend equivalent DSUs whenever a dividend is paid on Common Shares.

[1]	As Chairman of the Board, Mr. Woitas does not receive a Committee Chair retainer for serving as Chair of the NCG Committee.

DSUs vest immediately but cannot be redeemed until a director ceases to be a member of the Board. Directors must redeem their DSUs prior to December 15 of the year following retirement from the Board. The value of redeemed DSUs is paid to the director in cash (on an after-tax basis) based on multiplying the number of DSUs redeemed by the then market value of a Common Share. Market value for this purpose is defined as the closing price of our Common Shares on the date immediately prior to the redemption date. Redemption may be in respect of all DSUs or may occur in stages, provided it is prior to the redemption deadline.

For information regarding the total number and market value of DSUs and the total market value of Common Shares and DSUs held by our directors, see “Nominees for Election to the Board”.

Share Ownership Guidelines

Our independent directors are required to maintain an ownership stake in Encana to align their interests with those of our shareholders. Each director is expected to own at least three times the value of his or her annual grant of DSUs within three years of joining the Board. Common Shares held directly or beneficially through a nominee, and DSUs, count towards meeting the guidelines. Each of our current directors is currently in compliance with the guidelines.

Director Compensation Table

The following table summarizes the annual compensation of our non-executive directors for the year ended December 31, 20152.

Name	Fees Earned(1) ($)	Share-Based Awards(2) ($)	All Other Compensation(3) ($)	Total ($)
Peter A. Dea(4)	54,740	114,492	369	169,601
Fred J. Fowler	46,920	114,492	369	161,781
Howard J. Mayson	54,740	114,492	369	169,601
Lee A. McIntire(4)	46,920	114,492	369	161,781
Margaret A. McKenzie(6)	37,406	91,593	279	129,278
Suzanne P. Nimocks(4)	58,650	114,492	369	173,511
Jane L. Peverett	62,560	114,492	369	177,421
Brian G. Shaw(4)	46,920	114,492	369	161,781
Douglas J. Suttles(5)	n/a	n/a	n/a	n/a
Bruce G. Waterman(4)	46,920	114,492	369	161,781
Clayton H. Woitas(4)	97,750	210,291	369	308,410

Notes:

(1)	Fees earned include annual Board and Committee retainers.
(2)

The value of the annual DSU grants to the Chairman of the Board in 2015 was C$291,060 and to our other independent directors was C$158,466 (18,000 DSUs to the Chairman of the Board and 9,800 DSUs for independent directors). The amounts have been calculated based on the closing price of Common Shares on the TSX on December 31, 2014 of C$16.17 and converted to U.S. dollars using a December 31, 2015 exchange rate of C$1.00 = US$0.7225.

(3)	Represents the cost of Encana-provided life insurance coverage.
(4)	Elected to receive all or a portion of fees in the form of DSUs in lieu of cash.
(5)	Mr. Suttles receives no compensation in his capacity as a director.
(6)	Ms. McKenzie was appointed to the Board effective March 15, 2015 and therefore her annual retainer and DSU grants reflect the period of partial service during 2015.

[2]

Amounts above originally paid to our directors in Canadian dollars have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.782, the average exchange rate for 2015, based on the daily noon buying rate published by the Bank of Canada.

Trading and Hedging Restrictions

Directors are subject to many of our policies and practices, including our Securities Trading and Insider Reporting Policy, which prohibit directors from directly or indirectly engaging in any of the following in respect of Encana securities, including DSUs granted under the DDSU Plan:

•	selling those they do not own, have not fully paid for or have no right to own (engaging in a “short sale”);
•	selling a “call option” or buying a “put option”;
•	entering into equity monetization transactions involving any securities subject to our share ownership guidelines or that is the equivalent of “short selling”; and
•	entering into any brokerage arrangements which might result in a sale at a time when he or she is not permitted to trade.

Statement of Executive Compensation

Dear Fellow Shareholders:

To help you understand our compensation approach, we are pleased to provide you with an overview of our program and how our Board, assisted by the Human Resources and Compensation (“HRC”) Committee, makes executive compensation decisions. As detailed below, our program is designed to reward performance and align the interests of our executives with those of our shareholders.

Despite a highly challenging and volatile commodity price environment, Encana demonstrated considerable resilience in 2015. This resilience reflects our dramatic transformation and disciplined focus since the appointment of Doug Suttles as our President & CEO in June, 2013. Our strategic transformation, originally projected to take five years, has been substantially completed in two years. We believe this remarkable progress provides important context when considering the achievements of Mr. Suttles and his Executive Leadership Team (“ELT”), as well as the decisions reached by the Board regarding their 2015 compensation.

2015: Strategic Achievements

Within the oil and gas industry, 2015 was characterized by an unprecedented, steep decline in commodity prices. Encana responded quickly, reducing our planned capital expenditures by 25 percent, and announcing continued company-wide cost reductions and efficiency measures. Strict discipline was applied to our capital allocation decisions, as we focused over 80 percent of our 2015 capital on our four core assets, the Permian, Eagle Ford, Duvernay and Montney. We also took decisive action to strengthen our balance sheet, reducing our debt by about $2.0 billion, completing a C$1.44 billion bought deal equity offering and executing over $2.0 billion in strategic dispositions. Most importantly, we delivered another year of record breaking occupational safety performance in our operations.

Encana entered 2015 with an ambitious plan to advance our strategy. By delivering on our objectives, we exited the year more competitive than we entered it, despite challenging industry conditions and a highly volatile and low commodity price environment.

2013 - 2015: Transformative Change

In 2013, Encana was almost exclusively a natural gas company and facing a sharp decline in natural gas prices. Capital was widely dispersed over 28 funded plays. Our natural gas weighting, combined with our cost structures, resulted in low profit margins. Our diverse portfolio called for simplification through a combination of key dispositions and strategic acquisitions of higher margin producing assets. Execution of these changes called for maximum financial flexibility, placing great importance on proactive management of our balance sheet.

Within five months of becoming CEO, Mr. Suttles completed a comprehensive strategic review and unveiled a new corporate strategy. He set a vision to transform Encana into a leading North American resource-play company with a balanced, high-margin commodity portfolio, focused on growing shareholder value. The executive and management teams were quickly restructured and our work-force reduced by 25 percent. A disciplined capital allocation process was implemented, focused on our core assets. In November, 2013, Mr. Suttles announced our new strategy based on the following four pillars, which we believe represent a solid foundation for delivering sustainable long-term shareholder value:

➢	Top Tier Assets:	Premier positions in the highest quality assets that offer high returns and scale
➢	Market Fundamentals:	Monitor and pro-actively manage market volatility and maximize margins
➢	Capital Allocation:	Highly disciplined investment in assets that generate the most value
➢	Operational Excellence:	Drive greater returns through innovation, efficiency and relentless cost control

These four pillars also form the basis of our annual Company Scorecard, used to determine annual incentive (or “Bonus”) opportunity for our employees, including Mr. Suttles and ELT members (our “Company Scorecard”). Details regarding our 2015 Company Scorecard are provided starting at page 27.

Our transformation continued in 2014, as Encana simplified its portfolio, reduced its cost structures and focused capital on our most strategic assets. Executing on our goal to transition to the highest margin assets, we completed $18 billion of divestitures and acquisitions, including the acquisition of premium positions in the Eagle Ford and Permian, two of North America’s highest quality oil plays. By year-end 2014, Encana delivered a 61 percent increase in high margin liquids production and a 14 percent increase in year-over-year cash flow. We also proudly delivered the strongest safety record in Encana’s history. These efforts, executed well in advance of the current low commodity price environment, demonstrate Mr. Suttles’ exceptional leadership and focus on building a company capable of delivering sustainable long-term shareholder value.

2015 Performance Results

The advancement of the strategy continued at a rapid pace throughout 2015. An overview of our key strategic accomplishments in 2015 is found at page 20 in “2015: Advancing Our Strategy”.

2015 CEO Compensation

In a year of unprecedented challenges, Mr. Suttles successfully led Encana to meet or exceed all but one of the performance objectives set out for the year.

For 2015, the Board approved a four percent adjustment to Mr. Suttles’ annual base salary from $826,574 to $860,200, to maintain market competitiveness. In recognition of his strong leadership and Encana’s overall performance in 2015, the Board also approved an annual Bonus award for Mr. Suttles of $1,370,944, reflecting our 2015 Corporate Scorecard results and his individual performance achievements. The Board also approved a 2015 long-term incentive grant for Mr. Suttles of $6,256,023, comprised of 50 percent Performance Share Units (“PSUs”), 25 percent Stock Options and 25 percent Restricted Share Units (“RSUs”). Details regarding the Board’s overview of Mr. Suttles’ performance and 2015 CEO compensation decisions can be found at page 32.

Compensation Governance

Our compensation program is characterized by Board oversight, strong governance practices and a focus on shareholder alignment. Compensation risk is carefully considered by the HRC Committee, which conducts regular comprehensive risk assessments to ensure our program does not directly or indirectly incent our executives to take risks that exceed our risk tolerance, or could materially adversely affect Encana.

Shareholder Feedback & Engagement

We seek to provide clear and meaningful disclosure about our program and regularly solicit feedback regarding our approach. Feedback from our shareholders, proxy advisors and governance bodies is carefully considered by the HRC Committee and the Board throughout the year and when making decisions regarding our program.

2015 Say On Pay Vote

In 2015, shareholders provided feedback through our Say on Pay vote which, at 94.53 percent, represented our strongest result to date. We view this result as indicative of broad shareholder support of our pay-for-performance approach and our compensation philosophy. This year, for the sixth consecutive year, we are again offering you the opportunity to participate in our non-binding Say on Pay vote. We encourage you to take advantage of this opportunity to continue the dialogue regarding our compensation approach.

We encourage and welcome your feedback. Should you have any comments or questions regarding our program, please contact us directly at executive.compensation@encana.com. We would also be pleased to answer any questions you may have in person at our Annual Meeting of Shareholders to be held in Calgary on May 3, 2016.

On behalf of the Board of Directors:	On behalf of the Human Resources and Compensation Committee:

Clayton H. Woitas Chairman of the Board of Directors	Suzanne P. Nimocks Chairperson, Human Resources and Compensation Committee

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis (“CD&A”) describes our compensation philosophy, compensation governance practices and executive compensation decisions reached by the Board in 2015. Also described is compensation paid or payable by Encana to our CEO, our CFO, and our three next most highly compensated Named Executive Officers (collectively, our “NEOs”) who, in 2015, were as follows:

Name	Position	Location
Doug Suttles	President & Chief Executive Officer (“CEO”)	Calgary
Sherri Brillon	Executive Vice-President & Chief Financial Officer (“CFO”)	Calgary
Mike McAllister	Executive Vice-President & Chief Operating Officer (“COO”)	Calgary
David Hill	Executive Vice-President, Exploration & Business Development	Denver
Renee Zemljak	Executive Vice-President, Midstream, Marketing & Fundamentals	Denver

In 2015, our Calgary-based executives, Mr. Suttles, Ms. Brillon and Mr. McAllister, were compensated in Canadian dollars and our U.S.-based executives, Mr. Hill and Ms. Zemljak, were compensated in U.S. dollars. Unless otherwise noted, amounts in this CD&A originally paid to our Canadian-based NEOs in Canadian dollars have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.782.3

2015: Market Volatility and Low Commodity Prices

2015 was an extremely challenging year for the North American oil and gas industry. An imbalance in global supply and demand, combined with global economic uncertainty and other macroeconomic factors, resulted in extraordinary volatility and a rapid, sharp decline in commodity prices.

Throughout the 18 month period leading up to the end of 2015, West Texas Intermediate (“WTI”) crude oil futures, a barometer for the North American industry, declined 65 percent. During 2015, natural gas prices declined as well, dropping 19 percent. This significant downward pressure on commodity prices has continued into 2016.

Share price performance of exploration and production (“E&P”) companies is closely connected to commodity prices. Throughout 2015, the majority of E&P companies were significantly impacted by the dramatically low price environment. Encana’s share price was also adversely affected. Since 2013, our Common Share price has fluctuated in close correlation with WTI Futures prices, as illustrated in the tables below. This correlation is particularly evident throughout 2015, as volatile commodity prices created significant downward pressure on our share price, masking the full impact of the continued advancement of our strategy.

[3]	Average exchange rate from January 1, 2015 to December 31, 2015 based on daily noon buying rate published by the Bank of Canada.

Pay & Strategic Alignment

Our program is designed to align executive pay with our performance and the experience of our shareholders. Not surprisingly, the dramatic market decline in 2015 had a direct and significant adverse impact on the realizable pay of our executives and, in particular, our CEO. The alignment between changes in oil price, our share price and Mr. Suttles’ realizable pay over the past three years is illustrated in the table below.

Crude oil prices decreased 65 percent consistent with the 61 percent decline in our cumulative New York Stock Exchange (“NYSE”) based Total Shareholder Return (“TSR”) during this three year period. Mr. Suttles’ total realizable compensation was proportionally negatively impacted, declining approximately 67 percent from the “reported” amount over the same period.4 As 74 percent of Mr. Suttles’ annual compensation consists of incentive based (or “at-risk”) long-term incentive awards, this result reflects our share price performance and aligns with the experience of our shareholders over the same period.

[4]

For purposes of the above, “reported” compensation refers to amounts disclosed each year in the Summary Compensation Table which, in the case of share-based long-term incentive awards, are based on a grant date value which may not be realized, as the actual realizable value is determined by the performance of our Common Share price over the period. By contrast, the above “realizable” values for previously granted RSUs and Options/SARs have been calculated based on our actual closing price of our Common Shares on December 31, 2015 (C$7.03 on TSX and US$5.09 on NYSE) and for previously granted PSUs, on average closing price of our shares over the last 20 trading days of 2015 (C$7.95 on TSX and US$5.67 on NYSE), and using a 0 percent payout multiplier for each of the 2013, 2014 and 2015 PSU grants. Realized 2015 Bonus amount has been calculated based on the approved 2015 Company Score of 120.

2015: Advancing Our Strategy

Despite highly volatile conditions in 2015, Encana focused on factors which we could control to position ourselves for sustainable long-term success. In the six weeks following the announcement of its 2015 Guidance, WTI oil prices continued to fall sharply. Encana responded swiftly by reducing our 2015 capital program by almost 25 percent or $700 million. Notwithstanding challenging conditions, we focused on delivering on our operational and financial objectives and maintaining our strong safety record in 2015, highlights of which are as follows:

2015: Managing a Challenging Environment

Encana took decisive steps throughout 2015 to manage through a volatile commodity cycle and uncertain industry conditions. We continued to advance our strategy, capitalize on our new portfolio, increase liquids production, capture new efficiencies, and protect our balance sheet while maintaining our financial flexibility and enhancing our liquidity. Examples of these actions are illustrated in the graph below:

*Divestiture	amounts reflect announced purchase price and do not include post-closing or other adjustments.
**Expected	annualized savings since December, 2013.

Executive Pay Actions in 2015

The Board responded to the market downturn in 2015 with compensation decisions intended to align executive pay and performance, while recognizing management’s strong efforts to position Encana for long-term success.5 The following highlights some of the key compensation actions by the Board in 2015:

•	2015 Company Scorecard: results and corresponding payout adjusted downward to reflect the experience of our shareholders in 2015, as follows:

✓	applied negative discretion to reduce 2015 Company Score (representing 75 percent of 2015 executive Bonus opportunity) from 131 to 120;

✓	declined to apply positive discretion to use existing Safety Modifier despite Encana’s record breaking safety performance in 2015.

•

Individual Bonus Awards: applied negative discretion to reduce individual portion of 2015 executive Bonus awards (representing 25 percent of 2015 Bonus opportunity) by approximately 15 percent from originally recommended amounts.

•	2013 PSU awards: applied zero payout to vesting 2013 PSU awards to reflect Encana’s three year TSR performance relative to its PSU performance peer group;

•

Annual Base Salaries: froze 2015 base salaries for our Canadian-based NEOs (excluding our CEO) and limited increases for Mr. Suttles and our two U.S.-based NEOs to reflect competitive market levels; and

•	PSU Performance Peer Group: approved a new, more comprehensive peer group for measuring Encana’s relative TSR performance, effective for PSU grants commencing in 2016.

Developing Our Executive Compensation Program

Compensation Philosophy

Our share price is significantly influenced by commodity prices, which are largely influenced by macroeconomic forces outside of our control. Our program therefore predominantly consists of incentive-based (or “at risk”) compensation, intended to focus management’s efforts on areas where they can most directly deliver results to drive business performance. Our program is also designed to motivate and retain top leadership talent and reward results that advance our strategy. Our long-term incentive program, which represents the majority of incentive-based compensation opportunity for our executives, fluctuates with changes in shareholder value. We believe this approach aligns with the long-term interests of our shareholders by supporting responsible, long-term, sustainable growth.

Decisions reached by the Board regarding executive compensation are grounded in our compensation philosophy, which is based on the following principles:

Pay For Performance Focus

Our program is predominantly performance-based. Performance-based pay is directly tied to key operational and financial measures aligned with our strategy, relative TSR and our share price performance. Directly linking pay with our performance is essential to delivering long-term value to our shareholders.

Consistent with this objective, approximately 89 percent of Mr. Suttles’ 2015 target pay and approximately 81 percent of 2015 target pay for our remaining NEOs is performance-based, comprised largely of share-based long-term incentive award opportunity.

Create Shareholder Alignment

We seek to align the interests of our executives with those of our shareholders by rewarding performance that positions Encana to create sustainable long-term value. Long-term incentive (“LTI”) compensation represents the largest portion of executive pay, the realizable value of which is based on our share price performance, on both an absolute and relative basis, over periods from three years (PSUs and RSUs) to up to seven years (Stock Options and Stock Appreciation Rights). We also seek to create shareholder alignment through our strong governance practices and careful consideration of shareholder feedback received during the year. Examples of our strong compensation governance practices are provided in the chart titled “Our Governance Practices: What We Do/Don’t Do” at page 23 and our “Compensation Governance Practices” section at page 37.

[5]	Reference in this CD&A to “the Board” in relation to executive compensation decisions refers to the independent members of the Board.

Define the Competitive Market

To execute our cross-border North American upstream business strategy, we must equally compete for executive talent in Canada and in the United States. For this reason, it is imperative we define the competitive market with companies of similar size, industry focus, and geography. To ensure we remain competitive relative to the North American market in which we operate, we regularly assess our program against a carefully selected group of industry peers.

Target the Market Median

Total Direct Compensation (or “TDC”) is comprised of annual base salary, target annual Bonus and grant date value of an individual’s annual LTI grant. The mix of 2015 target TDC for our CEO and remaining NEOs is illustrated in the following graphs.

Annual TDC for our executives is generally targeted at the median (or 50th percentile) of comparable roles in our compensation peer group for target performance. Target compensation may be set above or below the median based on various factors, including time in role, sustained performance over time, readiness for promotion, skill set and experience relative to external market counterparts. Actual compensation varies above or below the target based on the extent to which specific goals are achieved in our performance-based incentive plans, individual performance and absolute and relative changes in our share price over time.

Reflect Sound Risk Management

Our program incorporates sound risk management. Executive compensation is recommended by the HRC Committee and approved by the independent members of the Board. Comprehensive risk assessments are regularly conducted by the HRC Committee to ensure our program does not directly or inadvertently encourage imprudent risk taking by our executives. Regulatory developments and compensation best practices are also regularly reviewed by the HRC Committee to ensure our program remains current and aligned with shareholder interests.

Our Governance Practices: What We Do/Don’t Do

What We Do:

☑	Maintain an independent HRC Committee with the necessary skills, knowledge and experience and a sound, formalized decision-making process

☑	HRC Committee retains an independent compensation advisor that provides no services to management

☑

Company performance is assessed annually by the independent members of the Board relative to key, pre-approved operational and financial performance objectives for purposes of assessing annual Bonus opportunity

☑

Annual LTI grants for our executives consist of 75 percent performance-based vehicles, the realizable value of which is determined by our share price performance including, for 50 percent of such grants, our TSR performance relative to an industry peer group

☑	Annual Bonus award and PSU grant payouts are subject to maximum payouts (or “caps”)

☑

Cash severance payable to our executives upon a change in control and certain LTI grants made to our CEO upon hire have “double trigger” vesting provisions, requiring both a change in control and termination of employment for any payout to occur

☑

Incentive-based compensation for our executives is subject to our various governance policies, including our Clawback Policy, Share Ownership Guidelines, and prohibitions regarding hedging and short sales of Encana equity

☑

Executives have an opportunity to convert a portion of their annual Bonus awards to DSUs, which are valued based on our share price performance and do not vest or pay out until employment with Encana ceases

☑

Observe sound compensation governance and risk management practices to ensure our program encourages the right behaviors, and discourages imprudent risks that could have a material adverse impact on Encana

What We Don’t Do:

☒	No executive employment contracts with multi-year guaranteed pay increases, Bonus awards or LTI grants

☒	No change in control or termination payments in excess of two-times cash pay multiple for our executives, including our CEO

☒	No re-pricing, option exchanges, or cancellations of LTI grants

☒	No gross-up of executive compensation, including perquisites or incentive awards, to account for withholding taxes

☒	No excessive contracts, severance packages or guaranteed compensation for our executive officers, including our CEO

Decision Making Process

Human Resources and Compensation Committee

The HRC Committee is responsible for assisting the Board in its oversight of our executive compensation program and practices. In 2015, our HRC Committee members were Suzanne P. Nimocks (Chairperson), Fred J. Fowler, Margaret A. McKenzie6, Lee A. McIntire7, Brian G. Shaw8 and Bruce G. Waterman. Mr. Clayton H. Woitas, the Chairman of our Board, serves as ex officio HRC Committee member. The HRC Committee is comprised entirely of independent directors and operates independently from management.

Specific responsibilities of the HRC Committee are outlined in its Mandate, available at www.encana.com. To assist the discharge of its Mandate, the HRC Committee follows an annual work plan of business items to address at each meeting. Among the primary responsibilities of the HRC Committee is the development of annual compensation recommendations for our CEO and ELT members. Once developed, the HRC Committee provides these recommendations to the Board for review and, as appropriate, approval. Specific responsibilities of the HRC Committee include the following:

• reviewing annual corporate and individual performance goals relevant to CEO compensation and recommending to the Board, for approval

•     approving and regularly evaluating the peer group used to assess competitiveness of our program

•     reviewing ELT succession planning and recommending to the Board for approval[9]

•     reviewing the annual compensation budget for employees and recommending to the Board, for approval

•     monitoring executive equity ownership under our Share Ownership Guidelines

• evaluating CEO performance relative to such corporate and individual performance goals to determine annual compensation and recommending to the Board, for approval
• reviewing CEO recommendations regarding the prior year performance of ELT members relative to approved goals and objectives and their annual compensation and recommending to the Board, for approval

[6]	Ms. McKenzie joined the HRC Committee effective May 12, 2015.
[7]	Mr. McIntire joined the HRC Committee effective December 9, 2014.
[8]	Mr. Shaw was a member of the HRC Committee until December 9, 2015.
[9]	The NCG Committee is responsible for succession planning in respect of the CEO.

• assessing Company operational and financial performance results under our annual Bonus program and performance-based LTI plans and recommending to the Board, for approval	• reviewing our annual executive compensation disclosure and recommending to the Board, for approval • reviewing annual pension funding matters and recommending to the Board, for approval

With extensive expertise in the areas of compensation, corporate governance, finance, human resources, leadership, and risk management, our HRC Committee members have the necessary education, experience and skills required to discharge their responsibilities regarding executive compensation matters. For more information regarding the expertise and the professional experience of our HRC Committee members, please refer to the Board Skills Matrix at page 47.

The HRC Committee held five regularly scheduled meetings in 2015. At the end of each scheduled meeting, the HRC Committee holds an in-camera session, without management present. These in-camera sessions are attended by the HRC Committee’s independent compensation advisor. Information regarding the independent compensation advisor is provided below.

Independent Compensation Advisor

The HRC Committee retains an independent compensation advisor to provide objective, specialized expertise on executive compensation matters. The independent advisor reports directly to the HRC Committee Chairperson, Ms. Nimocks, and performs all services under the direction of the HRC Committee. Where the advisor is requested to provide services in consultation with management, such services are pre-approved by and performed under the direction of Ms. Nimocks. The HRC Committee’s independent compensation advisor provides no other services to Encana or its management. The independent compensation advisor provides independent analysis and perspective to the HRC Committee in respect of the following:

•       review and discussion of materials prepared by management with the HRC Committee Chairperson and HRC Committee prior to each meeting

•       independent analysis of annual total direct compensation recommendations for our CEO and individual ELT members, including relative to competitive market data

•       independent analysis of the competitiveness of our program relative to our compensation peer group

•       regular evaluation and identification of areas of potential compensation-related risk in our program

•       emerging regulatory and compensation best practices

The HRC Committee appointed Frederic W. Cook & Co., Inc. (“FW Cook”) as its independent compensation advisor in July 2015. Prior to this appointment, Meridian Compensation Partners LLC (“Meridian”) had served in this capacity since 2010, including from January to July 2015.

Fees paid to the HRC Committee’s respective independent compensation advisors in 2015 and 2014 are provided below. As FW Cook provided no services to the HRC Committee in 2014, no fees are included for that year in the table. All fees paid were executive compensation-related fees. Neither FW Cook nor Meridian provided any other services to Encana in 2015 or 2014.

	2015	2014
Frederic W. Cook & Co, Inc.	$101,491	0

Meridian Compensation Partners LLC	$88,580	$187,750

Management Consultants

Management engages Willis Towers Watson (“Towers”) to provide pension-related services, including as actuary to our Canadian pension plans. Management also retains Towers from time to time to provide competitive market data regarding our program and employee benefit programs. In 2015 and 2014, Towers received the following fees for executive compensation-related and other services provided to management:

Towers Watson	2015	2014
Executive Compensation-Related Fees	$60,137	$148,779

All Other Fees	$1,278,154	$1,357,426

Annual Performance Assessment

Executive compensation decisions reached by the Board reflect a formal review process conducted by the HRC Committee over the course of the year. Organizational performance under our Company Scorecard and our relative TSR ranking is reviewed by the HRC Committee each quarter at its regularly scheduled meetings. The HRC Committee also reviews individual compensation, including competitive market data, over the course of the year. At the end of each year, the HRC Committee reviews the following performance items, which are recommended to the Board for approval:

•	prior year Company performance relative to Board-approved metrics in our Company Scorecard (for annual Bonus opportunity);
•	Company performance relative to Board-approved measures in our performance-based LTI plans (relative TSR under our PSU grants); and
•	individual performance of Mr. Suttles and each ELT member relative to specific individual performance objectives established for the prior year.

This annual performance assessment is conducted by the HRC Committee and the Board at a joint meeting held each February (the “Joint Compensation Meeting”). Following approval of these performance items, the HRC Committee develops annual TDC recommendations for our CEO and ELT members, which are provided to the Board for review and, as appropriate, approval. In developing its recommendations, the HRC Committee considers prior year performance, general industry conditions, retention and competitive market data, as well as input from its independent consultant. For ELT members, the Board also considers the individual performance assessments and annual compensation recommendations of Mr. Suttles.

Competitive Considerations

Compensation Peer Group

Our program must be competitive to attract and retain the executive talent required to achieve our business objectives. To ensure our competitiveness, we benchmark our program and compensation of our executives against a carefully selected group of North American industry peers with whom we compete for talent (our “Compensation Peer Group”).

Encana is a leading North American energy producer, focused on developing our strong portfolio of diverse resource plays in the U.S. and Canada. We have offices in Calgary, Alberta and Denver, Colorado. Our CEO, Mr. Suttles, and members of his six-person ELT are located in both locations. Each ELT member is responsible for oversight of their respective functions in both Canada and the U.S.

Market competitiveness of compensation for Mr. Suttles and each ELT member is assessed by the HRC Committee using market data from the Compensation Peer Group. For Mr. Suttles, this assessment is conducted each year relative to a North American benchmark, meaning CEO-specific data from the entire Compensation Peer Group is used. For ELT members, the HRC Committee uses country-specific data from the Compensation Peer Group, based on the executive’s role and country (Canada or the U.S. only) in which he or she is principally based.

Our Compensation Peer Group consists of North American industry peers of comparable size, scope and nature of operations as Encana, with whom we compete for executive talent. The HRC Committee carefully examines the Compensation Peer Group each year to ensure it remains a suitable comparator for benchmarking purposes.

Encana is dual-listed on the NYSE and TSX, with assets and investors in the U.S. and Canada. As we recruit talent across North America, our Compensation Peer Group is tailored to include similar companies with operations in both countries. In determining our peer group, the HRC Committee also takes into careful consideration the fact that as an operator in the E&P sector, companies in other energy industry sectors are not appropriate comparators, as their performance is not equally linked to changes in commodity price during similar measurement periods. The following outlines the criteria considered by the HRC Committee in selecting our Compensation Peer Group:

Compensation Peer Group: Evaluation Criteria
Financial & Operational Comparability	Total Assets Production Product Mix	Enterprise Value Market Capitalization Revenues

Nature & Scope of Operations	Primarily North American operations Operate in similar North American plays	Upstream exploration and production Development of unconventional resources

Identified as Competitive Peer	Competitor for executive talent Competitor for investment capital	Identified internally or externally as a peer to Encana Identifies Encana as its peer

The HRC Committee evaluated our Compensation Peer Group in 2015 using the above criteria. Based on its review, it made one modification to the existing peer group, originally approved in 2014.10 Following this change, the HRC Committee approved the following Compensation Peer Group, comprised of the following 11 Canadian and 12 U.S.-based companies:

Canadian Peers		U.S. Peers

ARC Resources Ltd.	Husky Energy Inc.	Apache Corporation	Hess Corporation
Canadian Natural Resources Limited	Imperial Oil Limited	Cabot Oil & Gas Corporation	Marathon Oil Corporation
Canadian Oil Sands Limited	Suncor Energy Inc.	Chesapeake Energy Corporation	Murphy Oil Corporation
Cenovus Energy Inc.	Penn West Petroleum Ltd.	Continental Resources, Inc.	Noble Energy, Inc.
Crescent Point Energy Corp.	TransCanada Corporation	Devon Energy Corporation	Pioneer Natural Resources Company
Enbridge Inc.		EOG Resources, Inc.	Southwestern Energy Company

A different peer group is used by the HRC Committee to assess our relative TSR performance under our PSU Plan. The PSU Plan peer group includes companies with whom we compete for investment capital (as opposed to executive talent). For information regarding our PSU Performance Peer Group, see page 30.

Compensation Elements

Annual compensation for our executives consists of base salary, annual Bonus opportunity, and annual LTI grant. Executives also generally participate in the same pension and benefit plans as other Canadian or U.S employees, however receive limited additional perquisites comparable with those provided by our Compensation Peer Group. The respective elements of annual TDC for our executives are as follows:

Element	Form of Award	Performance Period	Payout (Fixed or At-Risk)
Base Salary	Cash	One year	Fixed amount
Annual Bonus	Cash, election to defer 25 percent or 50 percent into DSUs	One year

At risk, variable. Award value based on Board approved results relative to operational and financial metrics in our Company Scorecard. For CEO and ELT members, based 75 percent on Company Scorecard results and 25 percent on individual performance results

LTIs	PSUs Stock Options/Stock Appreciation Rights (“SARs”) RSUs	Three years (cliff vested) Seven Year term (vests 30/30/40 percent over three years) (Grants prior to 2015 have a five year term) Three years (cliff vested)

At risk, variable. Realized value determined by relative TSR performance against PSU Performance Peer Group (2013-2015 PSU grants). Settled in cash

At risk, variable. Value based on appreciation in share price performance relative to grant price. May be settled as share (Option only) or cash (Option or SAR)

Partially at risk. Realized value based on share price performance. Settled in cash

Annual executive TDC consists predominantly of performance-based (or “at risk”) elements. These elements are designed to align executive pay opportunity with key performance measures and the experience of our shareholders, through relative and absolute increases to our share price. For 2015, approximately 89 percent of Mr. Suttles’ target TDC consisted of such performance-based elements. For our remaining NEOs, such elements represented, on average, approximately 81 percent of their 2015 target TDC.

Base Salary

Base salary is fixed pay that reflects individual scope of responsibilities, experience, performance and internal equity considerations. It is also informed by competitive market data from our Compensation Peer Group. Executive annual base salary recommendations are developed by the HRC Committee and approved by the Board at the Joint Compensation Meeting each February.

10  As part of its review in May 2015, the HRC Committee removed Talisman Energy Inc. to reflect its acquisition by Repsol S.A.

For 2015, executive annual base salaries were approved by the Board at its February 2015 meeting. At that meeting, the Board maintained the 2015 base salaries of our CFO, Ms. Brillon, and COO, Mr. McAllister, at existing 2014 levels. For Mr. Suttles, Mr. Hill and Ms. Zemljak, 2015 base salaries were increased by 4 percent, 13 percent and 5 percent, respectively, to align with competitive market data from the Compensation Peer Group. Details regarding 2015 base salaries for our NEOs are provided in the “2015 Compensation Decisions” section on page 32.

Annual Bonus Plan: 2015 Bonus Opportunity

All employees, including our executives, are eligible to participate in our Bonus plan. The plan provides each employee an opportunity to earn a cash award based on the achievement of: (i) annual financial and operational performance measures contained in our Company Scorecard; and (ii) role-specific, individual performance objectives established for the year.

All employees, including our executives, set individual performance objectives with their leader each year. Individual performance relative to these objectives is subsequently assessed through mid-year and year-end reviews. For Mr. Suttles and each ELT member, individual performance is assessed annually at the February Joint Compensation Meeting. At this meeting, the Board also assesses Encana’s prior year achievements relative to Board-approved performance measures in our Company Scorecard.

Annual Bonus opportunity for all employees, including our executives, is expressed as a range of minimum, target and maximum eligibility, expressed as a percentage of base salary. Bonus opportunity for all employees, including our executives, is capped at a maximum of two times (or 200 percent) Bonus target. For our NEOs, the range of potential Bonus award opportunity in 2015 is illustrated below:

	Percentage of Base Salary (%)
	Minimum	Target	Maximum
Doug Suttles President & Chief Executive Officer	0	125	250
Sherri Brillon Executive Vice-President & Chief Financial Officer	0	75	150
Mike McAllister Executive Vice-President & Chief Operating Officer	0	90	180
David Hill Executive Vice-President, Exploration & Business Development	0	60	120
Renee Zemljak Executive Vice-President, Midstream, Marketing & Fundamentals	0	60	120

Weighting of annual Company Scorecard results and individual performance for employees varies based on their level of responsibility. As executives have greater ability to influence overall corporate results, Bonus opportunity is weighted more heavily to Company Scorecard results. For 2015, Bonus opportunity for Mr. Suttles and each ELT member was weighted: (i) 75 percent to approved Company Scorecard results (the “Company Score”); and (ii) 25 percent to individual performance results (“Individual Score”), calculated as illustrated below:

2015 Company Scorecard Framework

Following the announcement of our new corporate strategy in late 2013, the Board approved a new Company Scorecard in 2014, designed to tie annual Bonus opportunity with key performance measures integral to the execution of our strategy. Bonus opportunity for all employees, including Mr. Suttles and his ELT, is determined based on the same measures.

The Company Scorecard consists of three performance categories and seven corresponding metrics. The HRC Committee carefully examined the Company Scorecard framework over several meetings in 2015, including Encana’s progress in 2014 relative to the execution of our strategy. Our 2015 Company Scorecard, approved by the Board at its December 2014 meeting, is as follows:

Our 2015 Company Scorecard incorporates several slight adjustments approved by the Board in 2015 to reflect the advancement of our strategy in 2014. These adjustments, made relative to the 2014 Company Scorecard, are as follows:

Performance Category	2015 Company Scorecard Adjustments

Portfolio Transition	Decreased weighting 5 percent to reflect achievement of increased proportion of liquids in our portfolio in 2014

Operating Performance	Increased production weighting 5 percent to drive further increases in our liquids production in 2015

Board Discretion Modifier

Expanded range by 5 percent (to -25 percent to +25 percent) to enable the Board, where deemed necessary, to address exceptional or unforeseen events during the year, given the volatile market environment.

Safety remains a key component of our performance and an integral consideration in determining incentive pay eligibility. For 2015, the Board retained its existing “Safety” Modifier, comprised of a fixed discretionary range of -20 percent to +10 percent of calculated Scorecard results, to recognize our environmental, health and safety performance during the year.

2015 Company Scorecard Performance

Encana achieved strong performance in the execution of its strategy in 2015. Decisive action further strengthened our balance sheet by significantly lowering our debt, increasing our financial flexibility and aggressively driving down costs. Our disciplined capital allocation continued, focusing over 80 percent of capital on our highest margin, core four assets. Highlights of our 2015 performance included:

Balance Sheet Strength

•	achieved 30 percent, or $2 billion, debt reduction despite challenging low commodity price environment
•	successful execution of C$1.44 billion bought deal equity offering
•	continued reduction in annualized corporate and interest costs, down $300 million since 2013
•	enhanced liquidity through renewal of $4.5 billion of unsecured committed credit facilities that mature in 2020

Operating Performance

•	increased fourth quarter production from core four assets 35 percent from fourth quarter 2014, exceeding target
•	increased full-year liquids production of 54 percent, as compared to 2014
•	captured over $400 million in capital and operating efficiencies, exceeding target of $375 million

Portfolio Transition

•	announced $2.8 billion in dispositions
•	achieved fourth quarter exit rate target in excess of 274 thousand barrels of oil equivalent per day (“MBOE/d”) target in core four assets
•	achieved approximately 70 percent liquids growth

Safety Performance

•	best recorded safety results in Company’s history
•	Total Recordable Injury Frequency results best in Company’s history
•	Lost Time Incidents improved 40 percent over 2014
•	Safety performance top quartile relative to peer companies

2015 Company Scorecard Results

Our 2015 Company Scorecard results were reviewed by the Board at its February 2016 Joint Compensation Meeting. At that meeting, the Board carefully examined calculated results in each Scorecard category. With the exception of Total Capital, all performance Scorecard metrics were achieved or exceeded, resulting in a calculated 2015 Company Score of 131, as illustrated below:

In determining the final 2015 Company Score, the Board considered the above calculated results and Encana’s 2015 strong safety performance. In particular, the Board noted Encana’s achievement of the best recorded safety metrics in its history and top quartile safety performance in 2015. Despite these achievements, the Board declined to apply the Safety Modifier to increase calculated Scorecard results.

More broadly, the Board considered the exceptionally challenging industry environment and corresponding experience of our shareholders during 2015. Communications made to employees at the outset of 2015, and consistently reinforced throughout the year, that achievement of 2015 Company Scorecard objectives would be recognized, were also considered. Following examination of these factors, the Board determined to exercise its discretion negatively, and to reduce the 2015 Company Score from the calculated result of 131 to a reduced final score of 120.

2015 NEO Bonus Awards

The approved 2015 Company Score is applied to determine 75 percent of 2015 Bonus awards for Mr. Suttles and ELT members. The remaining 25 percent is based on approved Individual Score results. Such results were recommended by the HRC Committee and approved by the Board at the February 2016 Joint Compensation Meeting.

Consistent with the 2015 Company Score, the Board carefully reviewed calculated Individual Score results of each executive, including relative to the current industry environment. In light of these considerations, the Board exercised its discretion, and adjusted the Individual Score of each executive downward by an average of 15 percent to reflect current industry conditions.

In determining Mr. Suttles’ 2015 Bonus Award, the Board applied the approved Company Score of 120 and, in recognition of his strong leadership and individual performance achievements in 2015, applied an Individual Score of 150, representing a final 2015 Bonus of $1,370,944, representing a total combined Bonus of 128 percent of his Bonus target. Details regarding the 2015 performance of Mr. Suttles and each remaining NEO are provided in the “2015 Compensation Decisions” section starting at page 32.

Long-Term Incentives

Consistent with our pay-for-performance approach, LTI grants represent the largest proportion of target executive pay. Such grants are designed to encourage shareholder alignment by rewarding our executives based on long-term increases to our share price.

For 2015, annual executive LTI grants were comprised of a mix of Stock Options (or Stock Appreciation Rights) (“Options/SARs”), RSUs and PSUs (which use relative TSR as the performance metric). Value realized by our executives from these grants is tied directly to our share price performance on both an absolute and relative basis.

Annual executive LTI grants are reviewed by the HRC Committee and approved by the Board at the annual February Joint Compensation Meeting. In determining the value of such grants, the HRC Committee reviews individual performance, retention risk, internal equity and overall market competitiveness. Previously awarded LTI grants are generally not considered when determining new annual grants.

For 2015, annual LTI grants to Mr. Suttles and the ELT were comprised of: (i) 50 percent PSUs (based on relative TSR); (ii) 25 percent Options/SARs; and (iii) 25 percent RSUs. All PSU and RSU grants, or 75 percent of annual executive LTI grants, are “cliff vested”, meaning that all vesting or payout, as applicable, is fully deferred for three years from the grant date. Details regarding LTI awards made to our NEOs in 2015 are found in the “2015 Compensation Decisions” section starting on page 32.

Performance Share Units: Relative TSR

PSUs represented 50 percent of the value of annual LTI grants to our executives in 2015. We have used relative TSR as the performance measure for these grants since 2013.

To determine payout eligibility, Encana’s TSR performance is measured over a three-year period relative to a 13 company PSU Performance Peer Group. The HRC Committee utilizes two separate peer groups: the Compensation Peer Group and the PSU Performance Peer Group. The Compensation Peer Group is used to benchmark individual executive pay, as its companies are broadly reflective of the industry in which Encana competes for executive talent. The PSU Performance Peer Group, by contrast, represents those companies in our industry against which we benchmark our performance relative to our financial and business objectives and opportunities. The PSU Performance Peer Group was carefully selected by the HRC Committee in 2014 and re-examined in 2015 based on the following criteria:

PSU Performance Peer Group: Selection Criteria

Similar market capitalization (between 0.5x and 2.0x Encana)	North American headquartered	Material natural gas interests

Upstream exploration and production	Operating in similar plays in North America	Development of unconventional resources

The selection criteria was carefully tailored to meet Encana’s unique business operations and cross-border North American nature. In 2015, the HRC Committee re-evaluated the PSU Performance Peer Group based on the above criteria. Subject to one change, the HRC Committee affirmed the current PSU Performance Peer Group, as follows:

PSU Performance Peer Group
Anadarko Petroleum Corporation	Devon Energy Corporation
Apache Corporation	Marathon Oil Corporation
Cabot Oil & Gas Corporation	Noble Energy, Inc.
Canadian Natural Resources Limited	Pioneer Natural Resources Company
Chesapeake Energy Corporation	Range Resources Corporation
Concho Resources Inc.	Southwestern Energy Company
EOG Resources, Inc.

Vesting opportunity under these grants ranges from a minimum of zero to a maximum (or cap) of two times the original PSU grant. The range of potential payout opportunity for PSU grants made to our executives from 2013 to 2016 is illustrated below:

Three-Year TSR Ranking*	Below P25	P25	P50	P75	P90/Above
Payout Multiplier (% Original PSU Grant)	0	0.5 times	1 times	1.5 times	2 times

*	Encana’s approved TSR performance relative to PSU Performance Peer Group. Results between performance thresholds are interpolated.

Encana’s TSR performance relative to the PSU Performance Peer Group is assessed by the HRC Committee and approved by the Board at the end of the three year performance period. For more information on our PSU Plan, see “Equity Compensation Plan Information – Performance Share Unit Plan” in Appendix C.

2013 PSU Grant Vesting

Vesting and payout of 2013 PSU grants were reviewed at the February 2016 Joint Compensation Meeting. At that meeting, the HRC Committee reviewed Encana’s TSR performance from January 1, 2013 to December 31, 2015, relative to the PSU Performance Peer Group. In particular, the HRC Committee noted Encana’s performance resulted in a three year TSR ranking below the P25 level for the performance period. In light of this result, the HRC Committee recommended, and the Board approved, a PSU Payout Multiplier of zero, resulting in no payout for eligible participants, including eligible executives, in respect of such grant.

Stock Options and SARs

Options represented 25 percent of the target value of annual LTI grants to our executives in 2015. Option grants are made under our Employee Stock Option Plan (“ESOP”). In lieu of Options, our U.S. based employees, including Mr. Hill and Ms. Zemljak, receive SARs under our Employee Stock Appreciation Rights Plan (“ESAR Plan”). As the potential to realize any value requires an increase in our share price relative to the grant price, we believe these grants represent performance-based, or “at risk” compensation, and align our executives’ interests with those of our shareholders by rewarding increases in long-term shareholder value. We also grant Options/SARs to remain market competitive and encourage retention.

Options/SARs granted in 2015 have a seven-year term and vest over three years based on a schedule of 30/30/40 percent. Options/SARs granted prior to 2015 have a five-year term and have the same vesting schedule. The grant (or strike) price is based on volume-weighted average price (“VWAP”) of our Common Shares on the TSX (for Canadian grantees) or NYSE (for U.S. grantees) on the five trading days immediately prior to the grant date (the “Grant Price”). In the event of a trading blackout, the Grant Price is based on the VWAP of a Common Share on the five trading days immediately following the end of the blackout. Encana does not, and has not, re-priced any Options/SARs.

As part of his compensation arrangements upon his appointment as CEO in 2013, Mr. Suttles received a one-time Performance Option grant. This newly constituted performance-based grant was made to Mr. Suttles in lieu of a signing bonus on hire. Vesting of these Options requires a 30 percent increase in our share price over a specified performance period. Where such increase does not occur within: (i) the 30 trading days before the second anniversary of grant (or June 13, 2015, for 50 percent vesting, which did not occur), or (ii) 30 trading days prior to the fourth anniversary of the grant (or June 13, 2017, for 100 percent vesting), the Options will not vest and will be cancelled. As at December 31, 2015, none of Mr. Suttles’ Performance Options had vested.

More information regarding our ESOP and ESAR Plans is provided in the “Equity Compensation Plan Information” in Appendix C.

Restricted Share Units

RSUs represented 25 percent of the value of annual LTI grants to our executives in 2015. Such grants are designed to encourage increases in our share price, assist with retention and remain competitive within our Compensation Peer Group. RSUs are granted to employees in Canada and the U.S. under our Restricted Share Unit Plan (“RSU Plan”).

RSUs have a notional value equivalent to the value of a Common Share. Similar to PSUs, RSU grants are “cliff vested” such that any vesting or payout, as applicable is deferred for three years from the grant date. RSUs are settled in cash, based on the closing price of our Common Shares on the TSX or NYSE, as applicable, on the trading day immediately prior to the vesting date. For grants commencing in 2015, the settlement value will be calculated based on the VWAP of our Common Shares on the TSX or NYSE (as applicable) on the five trading days immediately prior to the vesting date. More information on our RSU Plan is provided in the “Equity Compensation Plan Information” in Appendix C.

2015 Compensation Decisions

The following describes the key accomplishments and corresponding compensation decisions reached by the Board in respect of each of our NEOs in 2015:

DOUG SUTTLES, President & Chief Executive Officer

Mr. Suttles is responsible for the overall success of Encana and for creating, planning, implementing and integrating our strategic vision. This includes overall responsibility for operating and growing Encana’s business while managing risk to achieve our goal of growing shareholder value through our strategy of disciplined focus on profitable growth

2015 Performance

In 2015, Mr. Suttles led the achievement of Encana’s overall performance as described in the Company Scorecard section starting at page 27. Mr. Suttles also achieved the following individual performance goals:

•    Updated the Company’s strategy and near and medium term plans, recognizing the commodity price environment

•    Continued to refine Encana’s portfolio, further streamlining and focusing the business

•    Maintained effective and regular communication with Encana’s top shareholders

•    Continued to drive cultural change throughout the organization

•    Re-energized the Company’s succession planning process, and refreshed succession plans

2015 Compensation

•    Annual base salary increased from $826,574 to $860,200, effective April 1, 2015

•    Annual Bonus award opportunity based 75 percent on 2015 Company Score and 25 percent on Individual Score

•    Bonus Target 125 percent base salary, opportunity to receive up to maximum two times Bonus Target (or 250 percent base salary) for outstanding performance

•    2015 Bonus award of $1,370,944, representing 128 percent of Bonus Target

•    2015 LTI award grant date fair value $6,256,023, comprised of 50 percent PSUs, 25 percent Options and 25 percent RSUs

2015 Compensation	Base Salary	Bonus Award	LTI Award	Total	Performance- Based
	$860,200	$1,370,944	$6,256,023	$8,487,167	89%

SHERRI BRILLON, Executive Vice-President & Chief Financial Officer

Ms. Brillon is responsible for the overall direction and stewardship of Encana’s financial operations and ensuring Encana has the financial resources in place to execute on our strategy. Sherri’s expertise on investment opportunities and resource allocation has been pivotal in the transition of Encana’s portfolio to increase margin on its assets through focused capital allocation and multiple divestitures and acquisitions

2015 Performance

In 2015, Ms. Brillon contributed to the achievement of Encana’s overall performance as described in the Company Scorecard section starting at page 27. In addition, she achieved the following individual performance goals:

•    Developed and executed strategy analysis for the near and longer term, recognizing the commodity price environment

•    Oversaw execution of a disciplined capital allocation process

•    Delivered meaningful process enhancements, simplification and clarity across the Finance team

•    Developed leadership, identified succession candidates and identified programs to enhance staff development

•    Integrated Investor Relations and Business Intelligence teams into Finance organization

2015 Compensation

•    Annual base salary $457,470

•    Annual Bonus award opportunity based 75 percent on 2015 Company Score and 25 percent on Individual Score

•    Bonus Target 75 percent base salary, with opportunity to receive to maximum of two times Bonus Target (or 150 percent base salary) for outstanding performance

•    2015 Bonus award $411,723

•    2015 LTI award grant date fair value $1,798,613, comprised of 50 percent PSUs, 25 percent Options and 25 percent RSUs

2015 Compensation	Base Salary	Bonus Award	LTI Award	Total	Performance- Based
	$457,470	$411,723	$1,798,613	$2,667,806	83%

MIKE MCALLISTER, Executive Vice-President & Chief Operating Officer

Mr. McAllister is responsible for Encana’s upstream and production activities across our North American assets. He is responsible for leveraging our top-tier plays, relentlessly pursuing greater efficiency and operational excellence, and optimizing base production to reduce costs, increase netbacks and enhance our profitability. Mr. McAllister is also responsible for our Environment, Health & Safety performance

2015 Performance

In 2015, Mr. McAllister contributed to the achievement of Encana’s overall performance as described in the Company Scorecard section starting at page 27. In addition, he achieved the following individual performance goals:

•    Improved safety performance by 23 percent compared to 2014, the best in Encana’s history

•    Delivered 36 percent liquids growth

•    Realized capital efficiencies of $426 million

•    Reduced base asset decline by 8 percent

•    Reorganized Operations teams to deliver a 19 percent gain in organizational efficiency

2015 Compensation

•    Annual base salary $543,490

•    Annual Bonus award opportunity based 75 percent on 2015 Company Score and 25 percent on Individual Score

•    Bonus Target 90 percent base salary, with opportunity to receive up to a maximum of two times Bonus Target (or 180 percent base salary) for outstanding performance

•    2015 Bonus award $586,969

•    2015 LTI award grant date fair value $2,346,016, comprised of 50 percent PSUs, 25 percent Options and 25 percent RSUs

2015 Compensation	Base Salary	Bonus Award	LTI Award	Total	Performance- Based
	$543,490	$586,969	$2,346,016	$3,476,475	84%

DAVID HILL, Executive Vice-President, Exploration & Business Development

Mr. Hill is responsible for our Exploration and Business Development portfolios, including the exploration of new and emerging plays to ensure Encana remains a leader in identifying and securing a top-tier resource portfolio

2015 Performance

In 2015, Mr. Hill contributed to the achievement of Encana’s overall performance as described in the Company Scorecard section starting at page 27. In addition, he achieved the following individual performance goals:

•    Successfully executed on Encana’s 2015 North American acquisition and divestiture priorities

•    Advanced the Company’s emerging play portfolio

•    Continued to carry out research into potential new plays

•    Drove technical innovation within the organization

•    Oversaw comprehensive refinement and update of the Company’s reserves processes

2015 Compensation

•    Annual base salary increased from $400,000 to $450,000, effective April 1, 2015

•    Annual Bonus award opportunity based 75 percent on 2015 Company Score and 25 percent on Individual Score

•    Bonus Target 60 percent base salary, with opportunity to receive up to maximum two times Bonus Target (or 120 percent base salary) for outstanding performance

•    2015 Bonus award $344,250

•    2015 LTI award grant date fair value $1,500,015, comprised of 50 percent PSUs, 25 percent Options and 25 percent RSUs

2015 Compensation	Base Salary	Bonus Award	LTI Award	Total	Performance- Based
	$450,000	$344,250	$1,500,015	$2,294,265	80%

RENEE ZEMLJAK, Executive Vice-President, Midstream, Marketing & Fundamentals

Ms. Zemljak is responsible for marketing Encana’s natural gas, crude oil and natural gas liquids, as well as execution of all commercial midstream negotiations. She is also responsible for leading an energy fundamentals team focused on the assessment of global energy, markets and trends, executing a comprehensive commodity price risk management program and contributing to the overall strategic direction of Encana. Her leadership has been instrumental in the development and execution of Encana’s strategic plan as it relates to capital allocation, portfolio management and revenue maximization

2015 Performance

In 2015, Ms. Zemljak contributed to the achievement of Encana’s overall performance as described in the Company Scorecard section starting at page 27. In addition, she achieved the following individual performance goals:

•    Maximized our netback prices by reducing our midstream costs, optimizing our firm transportation capacities with third party volumes and accessed premium markets

•    Reduced production curtailments by securing multiple field outlets for our Montney production and reducing our reliance on trucking in the Permian and Eagle Ford

•    Delivered industry leading market fundamentals and executed our hedge program to facilitate our commodity price risk management strategy

•    Acted as Executive sponsor of the Encana Women’s Network

2015 Compensation

•    Annual base salary increased from $465,000 to $490,000, effective April 1, 2015

•    Annual Bonus award opportunity based 75 percent on 2015 Company Score and 25 percent on Individual Score

•    Bonus Target 60 percent base salary, with opportunity to receive up to maximum two times Bonus Target (or 120 percent base salary) for outstanding performance

•    2015 Bonus award $374,850

•    2015 LTI award grant date fair value $1,500,015, comprised of 50 percent PSUs, 25 percent Options and 25 percent RSUs

2015 Compensation	Base Salary	Bonus Award	LTI Award	Total	Performance- Based
	$490,000	$374,850	$1,500,015	$2,364,865	79%

Other Compensation Elements

Pension and Retirement Benefits

Mr. Suttles and our NEOs participate in the same pension and retirement plans as other Canadian and U.S. employees. The Canadian program consists of:

•	defined contribution (“DC”) registered and supplemental pension plan (Mr. Suttles and three NEOs);
•	legacy defined benefit (“DB”) registered and supplemental pension plan (closed to new members since 2003) (one NEO);
•	investment plan (comprised of registered and non-registered investment options) (all NEOs).

Our U.S. program consists of a combined 401(k) plan and DC pension plan, as well as a non-qualified deferred compensation plan. Detailed information regarding pension and retirement arrangements for our NEOs is found in the “Retirement Benefits” section starting on page 42.

Executive Benefits

Executives participate in the same Company-sponsored benefit programs as other employees, based on the country in which they reside.

Additional benefits were provided to Mr. Suttles as part his compensation arrangements upon his appointment as CEO in 2013. These benefits were intended to encourage Mr. Suttles’ timely relocation to Calgary, Alberta and facilitate the efficient management of his personal commitments as a U.S. citizen. These benefits include: (i) a prescribed value annual travel bank for personal travel on Company aircraft; and (ii) two round-trip business class flights per year. These benefits are treated as employment income and are fully taxable. Mr. Suttles receives no tax gross-ups or loans in respect of the travel bank, and any unused balance at year end is forfeited and cancelled. The value of these benefits is included under the “Other Compensation” column for Mr. Suttles in the Summary Compensation Table on page 40.

Executive Perquisites

Our executives receive limited executive perquisites that are consistent with those provided within our Compensation Peer Group. These perquisites consist of an annual prescribed allowance to be used for: (i) personal benefits; (ii) financial counseling and tax services; (iii) club membership fees; or (iv) annual executive medical examination to encourage good health. The value of these perquisites is included in the “Other Compensation” column of the Summary Compensation Table on page 40.

Employee Deferred Share Unit Plan

Under the Employee Deferred Share Unit Plan (“Employee DSU Plan”), executives can elect to convert either 25 percent or 50 percent of their annual Bonus into DSUs. DSU holdings are intended to encourage shareholder alignment and assist executives to achieve required equity ownership levels.

To defer a portion of their annual Bonus into DSUs, an executive must elect prior to December 31 of the preceding calendar year. Such elections, once made, are irrevocable. Once an election is made, the number of DSUs credited to an executive is calculated as follows:

DSUs are only payable following an executive’s cessation of employment. DSUs are settled in cash and attract additional DSUs equivalent to dividends payable on our shares. Ms. Brillon and Messrs. Hill and McAllister each elected to convert a portion of their respective 2015 Bonuses into DSUs.

Termination and Change in Control Arrangements

Encana currently does not have employment contracts with our NEOs, other than individual Change in Control Agreements (“CIC Agreement”).

Each of our NEOs, including Mr. Suttles, has a written CIC Agreement that provides for payment of severance and certain benefits in the event of both: (i) a change in control of Encana; and (ii) subsequent termination of the NEO’s employment by the Corporation (other than for “Cause”) or the executive for “Good Reason” within a 24 month period. “Good Reason” means a material alteration in role or duties, required relocation or a reduction in compensation or benefits from those received by the NEO prior to the change in control. Such arrangements are commonly referred to as “double trigger”, as both events (change in control and subsequent termination) are required for severance and other benefit obligations to be triggered under the agreements.

Our LTI plans, which apply to all eligible employees, including our NEOs, also have change in control provisions. These provisions provide that upon a change in control, vesting of previously unvested LTIs accelerates and they become exercisable or vested, as applicable. Such provisions are commonly referred to as “single trigger” provisions.

Under our executive CIC Agreements, the treatment of unvested LTIs defaults to the change in control provisions of our LTI plans, which are single trigger. The exception is the one-time, initial equity grant made to Mr. Suttles upon hire in 2013. These grants, comprised of Performance Options and PSUs, are double trigger, requiring both a change in control and subsequent termination of Mr. Suttles’ employment for vesting to accelerate.

CIC Agreement Terms

The relevant terms of our executive CIC Agreements (and, as applicable, LTI plan documents) are summarized in the table below.

NEO CIC Agreements
APPLIES TO	CEO and all ELT members
TRIGGER	Change in control and subsequent termination of executive’s employment either by Corporation (other than for Cause) or by executive for “Good Reason”
SEVERANCE	Lump sum cash payment equal to NEO’s base salary, annual allowance and annual Bonus award (based on average Bonus award paid over the preceding three years) for 24 month period
BENEFITS	Continuation (or lump sum payment in lieu) of medical, dental and insurance benefits and other perquisites such as value of matching contributions to the Investment Plan for 24 month period
PENSION	Continued accrual or payment of contributions (for DC pension plan participants) or, for Mr. McAllister, continued accrual of DB pension benefits for 24 month period
OPTIONS/SARS	Under the ESOP and ESAR Plan, upon a change of control only, all unvested Options/SARs vest immediately and remain exercisable until the earlier of: (i) 24 months; or (ii) expiry date
PSUS

Under the PSU Plan, upon a change in control only, any existing Eligible PSU Amounts immediately vest and payable, as well as all outstanding PSUs, which are valued based on target (or 100 percent) relative TSR and are payable based on the price at which Common Shares are valued for purposes of the change in control transaction(s) or, if no such transaction(s), based on average closing price of Common Shares during the 30 days prior to change in control

RSUS

Under the RSU Plan, upon a change in control only, any unvested RSUs immediately vest and are payable based on the price at which Common Shares are valued for purposes of the change in control transcations(s) or, if no such transcation(s), or if no such transcation(s) , the average market value of such Common Shares during the 30 days prior to the change in control

Review of Change in Control Provisions in 2015

The terms of our executive CIC provisions were reviewed by the HRC Committee over several meetings in 2015. More specifically, the HRC Committee examined our change in control definition and the use of single versus double trigger vesting provisions, including in light of competitive data and compensation best practices.

Following its review, the HRC Committee determined to adjust a portion of its change in control definition and maintain the current LTI vesting treatment upon a change in control. This decision was influenced by practices of our Compensation Peer Group, the majority of which in 2015 had similar “single trigger” treatment for unvested LTIs upon a change in control. The HRC Committee determined, however, to increase the beneficial ownership threshold (in our change in control definition) in our various LTI plans from 20 percent to 30 percent. This change was made to align with the corresponding level in our executive CIC Agreements (30 percent) and the approach adopted by other companies in our Compensation Peer Group. The HRC Committee will continue to monitor developments in this area.

Changes to Our Program for 2016

The Board regularly evaluates our program to ensure it remains aligned with our strategic objectives, feedback received from our shareholders and compensation best practices. Consistent with these efforts, the Board approved the following changes to our program, applicable to compensation in 2016:

•

2016 Company Scorecard: updated to reflect our 2016 strategic priorities and progress achieved in 2015 relative to the execution of our strategy. In particular, introduction of a new “Strategic Milestones” category, intended to encourage delivery of key performance objectives, including Cost Efficiency, Process Safety, and Leadership, critical to position Encana for long-term success;

•

PSU Grants: for grants commencing in 2016, introduction of “PSU Strategic Measures” performance criteria, intended to drive execution of key strategic objectives in the current industry environment. These measures include: (i) Margin Growth (20 percent); (ii) Balance Sheet Strength (20 percent); and (iii) Portfolio (10 percent). Such measures are in addition to relative TSR, which will remain 50 percent of the performance criteria for such PSU grants;

•	PSU Performance Peer Group: introduction of a new PSU Performance Peer Group, comprised of 26 North American peer companies;

•	LTI Plans: limited amendments to provide consistency among LTI plan texts and related compensation documentation:

•

amendment of the share price measurement periods used to assess relative TSR performance for PSU grants to the 30 day period prior to, and at the end of, the three-year performance period (from the prior 61 calendar day period);

•

amendment of the beneficial ownership threshold in the change in control definition in our LTI plans to 30 percent (from the prior 20 percent) to align with the corresponding threshold in our executive change in control agreements (of 30 percent).

Compensation Governance Practices

Compensation Risk Management

The Board is committed to the identification and mitigation of compensation-related risk. The HRC Committee has adopted a structured approach to compensation risk, designed to discourage inadvertent undue risk taking by: (i) incorporating risk management principles directly into our program design; (ii) active consideration of risk as a key element of compensation decision-making; and (iii) concluding regular comprehensive compensation program risk assessments of our program. Specific examples of how our program incorporates compensation risk management include:

✓	use of balanced, operational and financial performance metrics in our Board-approved Company Scorecard;
✓	use of balanced mix of vehicles in our annual LTI grants;
✓	deferral of all vesting and payout of 85 percent of annual executive LTI grants for a three year period; and
✓	vesting and payout maximums (or caps) in our PSU grants.

We believe these features reduce risk by diversifying rewards, scenarios and eliminating reliance on any single or limited number of performance measures to determine executive incentive compensation. Risk is also managed through the consistent application of our program, which applies to all employees, including our executives.

Compensation-related risk is also mitigated through our corporate governance practices, which include Share Ownership Guidelines, an Incentive Compensation Clawback Policy and prohibitions regarding hedging of equity awards, all of which apply to incentive-based compensation granted to our executives.

Executive Share Ownership Guidelines

Encana has had Share Ownership Guidelines (the “Guidelines”) since 2002. The Guidelines require our executives and designated Vice-Presidents to achieve minimum share ownership levels within a five-year period of appointment to their position. If a participant is promoted, resulting in an increased target, the participant is given an additional two-year period to meet the new target.

Targets are calculated as a multiple of base salary, with share ownership calculated based on the aggregate value of: (i) owned Common Shares (including beneficial ownership); (ii) unvested RSUs; and (iii) DSU holdings. The HRC Committee reviews the status of executive equity ownership under the Guidelines on an annual basis.

As of March 1, 2016, each of our NEOs has achieved their required ownership levels under the Guidelines. The share ownership of our NEOs as at March 1, 2016 is as follows11:

	Ownership Requirement (Multiple of Base Salary)	Current Ownership (Multiple of Base Salary)

Doug Suttles, President & Chief Executive Officer	5 times	8.2 times
Sherri Brillon, Executive Vice-President & Chief Financial Officer	3 times	4.9 times
Mike McAllister, Executive Vice-President & Chief Operating Officer	3 times	4.2 times
David Hill, Executive Vice-President, Exploration & Business Development	3 times	3.8 times
Renee Zemljak, Executive Vice-President, Midstream, Marketing & Fundamentals	3 times	3.4 times

[11]	Above current share ownership amounts include annual Option/SAR and RSU grants made to our NEOs at the Joint Compensation Meeting in February 2016.

Incentive Compensation Clawback Policy

The Board adopted an Incentive Compensation Clawback Policy in 2012. Under the policy, the Board is authorized to require immediate reimbursement of all or any portion of annual Bonus or LTI compensation received by or payable to an executive in the event of any of the following circumstances:

•	Encana is required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement under applicable securities laws (the “Restatement”);
•

incentive compensation received by a current or former executive in respect of years to which the Restatement pertains exceeds the amount that would have been received by the executive under the Restatement (the “Incentive Compensation”); and

•	the executive engaged in gross negligence, intentional misconduct or fraud which either caused or significantly contributed to the material non-compliance resulting in the Restatement.

Where such circumstances exist, the Board is authorized to: (i) require immediate reimbursement by the executive to Encana for all or any Incentive Compensation previously paid; (ii) immediately terminate and forfeit any right of the executive to any Incentive Compensation (in the event not previously paid); (iii) immediately withhold or cancel the value of any Incentive Compensation from any outstanding amounts owing to the executive (including any unvested or unexercised LTI awards) to compensate for (or off-set) the value against any unrecovered Incentive Compensation amount; and/or (iv) initiate such other action against the executive as the Board may deem necessary.

No Hedging Policy

Our Securities Trading and Insider Reporting Policy expressly prohibits directors and all employees, including executives, from engaging in any form of equity monetization transactions (including the purchase of financial instruments to hedge or offset a decrease in value) involving the Encana securities that represent part of their LTI awards or, in respect of our executives, Encana securities held under our Guidelines.

The policy also prohibits directors and employees from engaging in the following activities involving Encana securities:

•	selling securities they do not own, have not fully paid for or have no right to own (engaging in a “short sale”);
•	selling a “call option” or buying a “put option”;
•	entering into equity monetization transactions involving any securities subject to our share ownership guidelines or that is the equivalent of “short selling”; and
•	entering into brokerage arrangements that might result in a sale at a time when he or she is not permitted to trade.

Performance Graph

The following chart compares Encana’s cumulative TSR for Encana on the TSX of $100 invested in Common Shares (assuming reinvestment of dividends) over the five most recently completed financial years with the equivalent cumulative value invested in each of the S&P/TSX Composite Index, the S&P 500 Index and our PSU Performance Peer Group for the same period.

	2010	2011	2012	2013	2014	2015	Five Year TSR CAGR
ECA (TSX)	100	68	73	74	64	29	-22%
S&P/TSX Composite (TSX)	100	91	98	110	122	112	2%
S&P 500	100	102	118	156	177	180	12%
PSU Peer Group Average	100	109	113	155	129	82	-4%

Our compound annual growth rate (or “CAGR”) for our TSR was negative 22 percent over the five year period ending December 31, 2015. The above performance graph reflects Encana’s historical natural gas weighting and corresponding decline in natural gas price over the same period. For 2014 and 2015, the graph also reflects the rapid decline in oil prices. Notwithstanding these conditions, we positioned ourselves for long-term success by advancing our strategy, capitalizing on our new portfolio, capturing new efficiencies, and protecting our balance sheet.

Compensation received by our executives over this period also reflects the corresponding experience of our shareholders. Total compensation received by Mr. Suttles since joining Encana in 2013 has trended in line with our TSR performance over this period as illustrated by the realizable pay analysis at page 19. Our remaining NEOs have experienced directionally similar results. Approximately 74 percent of Mr. Suttles’ 2015 total direct compensation consisted of LTI opportunity, the value of which is tied to our Common Share price, and 50 percent of which (for 2015) is determined by our relative TSR performance over three years. As a result of such performance, the Board applied a zero payout factor to the vesting of 2013 PSU awards to our executives, demonstrating alignment between our share price performance and the experience of our shareholders over this three-year period.

2015 Compensation Details

Summary Compensation Table

The table below shows the compensation paid or awarded to each NEO in the last three years.(1)

Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share-Based Awards(2) ($)	Option-Based Awards(3) ($)	Annual Incentive Plans(4) ($)	Pension Value(5) ($)	All Other Compensation(6) ($)	Total Compensation ($)
Doug Suttles President & CEO	2015 2014 2013	851,794 815,431 439,875(7)	4,692,022 3,519,028 5,571,750(8)	1,564,001 1,173,001 3,225,750(8)	1,370,944 1,841,710 757,629	156,753 86,193 31,280	146,152 254,725 738,746	8,781,666 7,690,088 10,765,030
Sherri Brillon Executive Vice-President & CFO	2015 2014 2013	457,470 455,515 444,763	1,348,962 1,173,030 1,105,147	449,651 391,002 368,379	411,723 619,300 502,483	65,876 50,830 49,344	65,457 75,532 75,783	2,799,139 2,765,209 2,545,899
Mike McAllister Executive Vice-President & COO	2015 2014 2013	543,490 539,580 513,188	1,759,514 1,759,530 1,536,418	586,502 586,502 512,139	586,969 907,357 707,847	133,941 192,622 562,905	70,618 80,576 79,970	3,681,033 4,066,167 3,912,467
David Hill Executive Vice-President, Exploration & Business Development	2015 2014 2013	437,500 400,000 290,750	1,125,012 1,125,019 262,519	375,003 375,000 87,500	344,250 445,200 170,362	69,675 51,592 36,741	40,697 479,355 51,516	2,392,137 2,876,166 899,388
Renee Zemljak Executive Vice-President, Midstream, Marketing & Fundamentals	2015 2014 2013	483,750 461,250 442,500	1,125,012 1,125,019 916,419	375,003 375,000 305,469	374,850 468,720 388,800	74,765 73,751 59,890	40,952 40,828 39,863	2,474,332 2,544,568 2,152,941

Notes:

(1)

All amounts are presented in U.S. dollars. Amounts paid or awarded in Canadian dollars have been converted to U.S. dollars using an exchange rate (for each year above) of C$1.00 = US$0.782 for year-over-year comparability.

(2)

For 2015 RSU and PSU awards, grant date fair value is calculated by multiplying number of granted units by the VWAP of Encana shares on the five trading days immediately prior to the March 13, 2015 grant date (C$14.34 on the TSX or US$11.35 on the NYSE). PSU and RSU compensation expenses are accounted for on a fair value basis, as required by U.S. GAAP.

(3)

For 2015 Option and U.S. SAR grants, grant date fair value is determined by using a Black-Scholes-Merton Model based on 22.5 percent for Canadian Option grants and 23.8 percent for U.S. SAR grants, applied using the following assumptions: Expected Term = 7 years; Volatility = 29.11 percent (Canadian Option grants), 30.66 percent (U.S. SAR grants); Dividend Yield = 2.11 percent; Risk Free Rate = 0.47 percent. For 2014, this rate was 21.1 percent for Canadian Option grants and 23.0 percent for U.S. SAR grants, applied using the following assumptions: Expected Term = 3.64 years; Volatility = 30.42 percent (Canadian Option grants), 33.20 percent (U.S. SAR grants); Dividend Yield = 1.50 percent; Risk Free Rate = 1.09 percent. For 2013, for all grants this rate was 16.3 percent, applied using the following assumptions: Expected Term = 3.64 years; Volatility = 30.42 percent; Dividend Yield = 1.5 percent; Risk Free Rate = 1.09 percent.

(4)

In 2014, Mr. McAllister, Mr. Hill and Ms. Brillon elected to convert 25 percent of their 2015 Bonus into DSUs. In 2013, Ms. Brillon and Mr. Hill elected to convert 25 percent and Ms. Zemljak 50 percent, of their respective 2014 Bonus into DSUs. In 2012, Mr. McAllister elected to convert 25 percent, and Ms. Zemljak 50 percent, of their respective 2013 Bonuses into DSUs.

(5)

Pension Value represents the year-over-year compensatory change as set out in the Compensatory Change columns of the “Defined Contribution Pension Table” and “Defined Benefit Pension Table” on pages 43-44.

(6)

Amounts include 5 percent Company match of Investment Plan contributions, annual allowances, limited personal club membership fees and taxable value of Company parking for each NEO. Mr. Suttles’ amount includes value of Company aircraft use ($56,682 in 2015, $8,356 in 2014 and $13,600 in 2013) and relocation payments made upon his appointment ($146,556 in 2014 and $643,752 in 2013). For Mr. Hill, the 2014 amount includes a retention payment of $400,000 that pre-dates his appointment to the ELT.

(7)	For 2013, Mr. Suttles’ base salary reflects the period from his appointment as CEO on June 10, 2013 to December 31, 2013.
(8)

For Mr. Suttles, amounts include his 2013 LTI grant (PSUs, Options, RSUs) with a grant date fair value of $4,692,000 as CEO, and the one-time initial equity-based grant made in lieu of a signing bonus (PSUs and Performance Options) with a grant date fair value of $4,105,500, each made upon hire in 2013.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The table below shows all option-based and share-based awards outstanding as at December 31, 2015.

Name and Position	Number of Securities Underlying Unexercised Options (#)(1)	Grant Date	Option Exercise Price (2)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)(3)	Number of Unvested Shares or Units (#)	Market or Payout Value of Unvested Share-Based Awards ($)(4)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)(5)
Doug Suttles President & CEO	619,867(6) 349,337 534,189 934,830	13-Mar-2015 18-Feb-2014 13-Jun-2013 13-Jun-2013	14.34 20.35 18.00 18.00	13-Mar-2022 18-Feb-2019 13-Jun-2018 13-Jun-2018	0 0 0 0	1,096,004	4,165,832	0
Sherri Brillon Executive Vice-President & CFO	178,212 116,446 160,023 124,953 70,000	13-Mar-2015 18-Feb-2014 19-Feb-2013 22-Feb-2012 14-Feb-2011	14.34 20.35 18.06 21.10 31.03	13-Mar-2022 18-Feb-2019 19-Feb-2018 22-Feb-2017 14-Feb-2016	0 0 0 0 0	288,184	1,270,666	0
Mike McAllister Executive Vice-President & COO	232,451 174,669 155,731 32,381 40,000	13-Mar-2015 18-Feb-2014 19-Feb-2013 22-Feb-2012 14-Feb-2011	14.34 20.35 18.06 21.10 31.03	13-Mar-2022 18-Feb-2019 19-Feb-2018 22-Feb-2017 14-Feb-2016	0 0 0 0 0	398,439	1,754,404	0
David Hill Executive Vice-President, Exploration & Business Development	138,823 88,084 25,929 31,000 15,000	13-Mar-2015 18-Feb-2014 19-Feb-2013 24-Oct-2011 14-Feb-2011	11.35 18.51 17.95 20.91 31.45	13-Mar-2022 18-Feb-2019 19-Feb-2018 24-Oct-2016 14-Feb-2016	0 0 0 0 0	183,038	904,524	0
Renee Zemljak Executive Vice-President, Midstream, Marketing & Fundamentals	138,823 88,084 90,520 62,056 40,000	13-Mar-2015 18-Feb-2014 19-Feb-2013 22-Feb-2012 14-Feb-2011	11.35 18.51 17.95 20.91 31.45	13-Mar-2022 18-Feb-2019 19-Feb-2018 22-Feb-2017 14-Feb-2016	0 0 0 0 0	222,897	945,004	0

Notes:

(1)

Number of securities underlying unexercised options includes Options (Canadian-based NEOs), SARs (U.S.-based NEOs) and, for Mr. Suttles, Performance Options, vested and not vested as of December 31, 2015.

(2)	Option-based awards to Canadian-based NEOs were granted based on Option exercise prices in Canadian dollars, and SAR awards to U.S.-based NEOs granted based on exercise prices in U.S. dollars.
(3)

Value of unexercised in-the-money Options and SARs based on the December 31, 2015 closing price of Encana shares of C$7.03 on the TSX and US$5.09 on the NYSE, respectively. Canadian dollar awards have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.782.

(4)

Value at December 31, 2015 of all PSUs and RSUs granted in 2015, 2014 and 2013 (including dividend equivalent units). The 2013 PSU grant which was eligible to vest in 2016 has been valued at 0 based on the determination of zero payout made by the Board at the February 2016 Joint Compensation Meeting in respect of such grant. PSU grants made in 2014 and 2015 have been valued, for illustration purposes only, based on a payout of 100 percent of the respective target amount using the TSX or NYSE closing price of Common Shares on December 31, 2015, or C$7.03 and US$5.09 respectively. RSU grants made in 2015, 2014 and 2013 RSU grants have been valued, for purposes of this table only, using the closing price of Encana shares as at December 31, 2015 on the TSX and the NYSE, respectively, of C$7.03 and US$5.09.

(5)

PSU and RSU grant vesting is fully deferred for three years from date of grant. Amounts do not include DSUs held by NEOs due to a prior election to convert a portion of annual Bonus to DSUs. Such amounts are reported in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table on page 40.

(6)

For 2013, Option amounts include the one-time Performance Option grant (934,830 Options above) and a regular annual Option grant (534,189 Options above) granted to Mr. Suttles as part of compensation arrangements made to him upon appointment as CEO in June, 2013.

Value Vested Or Earned During The Year

The table below shows the value vested or earned on all option-based awards, share-based awards and non-equity incentive plan compensation during the year ended December 31, 2015.

Name and Position	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation Value Earned During the Year(3) ($)
Doug Suttles President & CEO	0	0	1,370,944
Sherri Brillon Executive Vice-President & CFO	0	652,033	411,723
Mike McAllister Executive Vice-President & COO	0	928,568	586,969
David Hill Executive Vice-President, Exploration & Business Development	0	0	344,250
Renee Zemljak Executive Vice-President, Midstream, Marketing & Fundamentals	0	358,839	374,850

Notes:

(1)

Value assumes Options or SARs exercised on vesting date of February 18, 2015, February 19, 2015 and February 22, 2015, respectively based on the closing price of Encana Common Shares on the TSX and NYSE on such dates (C$17.17, C$17.01, and C$16.81, respectively, and US$13.83, US$13.62 and US$13.40, respectively). For Mr. Suttles, 30 percent of his 2013 Option grant vested on June 13, 2015 and is based on the TSX closing price of Encana Common Shares on such date (or C$12.02).

(2)

Value represents 2012 RSU grants that vested in 2015, based on the closing price of Encana Common Shares on the TSX and NYSE, respectively, on February 20, 2015 (C$16.81 and US$13.40, respectively). The 2012 PSU grant that vested in 2015 is valued based on the average closing price of Encana Common Shares on the TSX and NYSE, respectively over the last 20 trading days of the respective performance year measured for 2014, 2013 and 2012 (C$15.73, C$19.57 and C$20.50 and US$13.53, US$18.35 and US$20.58).

(3)	Consists of 2015 Bonus awards paid to our NEOs.

Equity Incentive Plan Information

Securities Authorized For Issuance Under Equity Compensation Plans

Our ESOP is our only compensation plan under which equity securities of Encana have been authorized for issuance. The table below provides details regarding options outstanding under the ESOP as of December 31, 2015.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders – ESOP	18,304,276	$20.10	30,311,488
Equity compensation plans not approved by securityholders	None	None	None

Total	18,304,276	$20.10	30,311,488

Retirement Benefits

Canadian NEOs: Registered and Supplemental Pension Plans

Our Canadian-based NEOs, including Mr. Suttles, participate in our registered pension plan and supplemental pension plan (collectively, the “Canadian Plan”). Pension contributions to the registered plan are payable up to the level permitted by the Income Tax Act; contributions beyond this level are made to the supplemental plan. The Canadian Plan has an active DC component. It also has a legacy DB component which has been closed to new members since 2003. Pensionable earnings, for purposes of the Canadian Plan, include an NEO’s base salary and annual Bonus (capped to a maximum of base salary of 67 percent for the CEO and 40 percent for other NEOs).

Canadian DC Plan

Mr. Suttles and Ms. Brillon participate in the DC component of the Canadian Plan. Encana contributes eight percent of pensionable earnings to an individual’s DC account. Participants select from a variety of investment options and manage their own accounts.

Canadian DB Plan

Mr. McAllister is the only executive who participates in the DB component of the Canadian Plan. His participation commenced with a predecessor company to Encana, and his DB benefits have fully vested.

Upon retirement, DB benefits are based on two percent of the individual’s highest five consecutive years of pensionable earnings in the preceding 10 years, multiplied by years of pensionable participation in the Canadian Plan. Participants contribute four percent of pensionable earnings to a defined annual maximum. Normal retirement is age 65, but participants can retire at age 55 or after with a reduced pension. Pension is paid on an unreduced basis from age 60 (or after age 55 with 30 years of service).

Canadian Investment Plan

Our Canadian-based NEOs are also eligible to participate in our Canadian Investment Plan. Participants contribute up to a maximum of 25 percent base salary to self-selected investment options. Encana matches these contributions to a maximum of five percent of base salary in Encana shares purchased on the open market.

U.S. DC Plan

Our U.S.-based NEOs participate in the Encana (USA) Retirement Plan. Encana contributes eight percent of base salary to a participant’s DC account. Similar to the Canadian Investment Plan, participant contributions are matched by Encana up to five percent of base salary. Participants select among various investment options and manage their own accounts.

Similar to the supplemental component of the Canadian Plan, Encana also contributes eight percent of the NEO’s annual Bonus award (to a maximum of 40 percent of base salary) to a U.S. non-qualified Deferred Compensation Plan (“NQDC Plan”). The NQDC Plan provides non-qualified benefits in excess of those permitted (under the USA DC Retirement Plan) by the Internal Revenue Code.

Defined Contribution Pension Table

The table below shows the change in value of DC pension benefits of our NEOs (excluding Mr. McAllister) over 2015.

Name and Position	Accumulated Value at December 31, 2014 ($)	Compensatory Change(1) ($)	Accumulated Value at December 31, 2015(2) ($)
Doug Suttles President & CEO	142,504(3)	156,753(4)	283,585(5)
Sherri Brillon Executive Vice-President & CFO	1,021,387(3)	65,876(4)	936,934(5)
David Hill Executive Vice-President, Exploration & Business Development	1,093,801	69,675	1,176,312
Renee Zemljak Executive Vice-President, Midstream, Marketing & Fundamentals	1,793,479	74,765	1,808,063

Notes:

(1)	Represents employer contributions during 2015.
(2)	Includes investment earnings during 2015. For U.S. NEOs, includes employee contributions and for Canadian NEOs, includes impact of conversion from Canadian dollars to U.S. dollars, for 2015.
(3)	Converted from Canadian dollars to U.S. dollars using the December 31, 2014 exchange rate of C$1.00 = US$0.862.
(4)	Converted from Canadian dollars to U.S. dollars using average exchange rate during 2015 of C$1.00 = US$0.782.
(5)	Converted from Canadian dollars to U.S. dollars using December 31, 2015 exchange rate of C$1.00 = US$0.723.

Defined Benefit Pension Table

The table below shows Mr. McAllister’s estimated annual DB benefits, accrued DB pension obligations and compensatory and non-compensatory changes as at December 31, 2015.(1)

Name and Position	Number Of Years Credited Service At End Of Year (#)	Annual Benefits Payable(2) ($)		Opening Present Value Of Defined Benefit Obligation(5,6) ($)	Compensatory Change(7) ($)	Non- Compensatory Change(8) ($)	Closing Present Value Of Defined Benefit Obligation(2,5) ($)
		At Year End(3)	At Age 65(4)
Mike McAllister Executive Vice-President & COO	27.5(9)	312,575(10)	395,584(11)	7,146,180(12)	133,941	(1,478,369)(13)	5,801,752

Notes:

(1)

Amounts are estimates only based on assumptions (referred to in Note 21 to the Consolidated Financial Statements in our 2015 Annual Report (available at www.encana.com)) or other footnotes below and therefore may not materialize.

(2)	Amounts converted from Canadian dollars to U.S. dollars using December 31, 2015 exchange rate of C$1.00 = US$0.723.
(3)

Accrued DB pension to December 31, 2015 payable at normal retirement age of 65 based on final average earnings and Year’s Maximum Pensionable Earnings (“YMPE”) and DB pensionable service as at December 31, 2015.

(4)	Amounts payable on retirement at age 65, assumes continued service accrual to age 65 and that final average earnings and YMPE at age 65 remain unchanged from December 31, 2015.
(5)	DB obligation calculated using same methodology and assumptions referred to in Note 21 to our Consolidated Financial Statements, found in our 2015 Annual Report.
(6)	Converted from Canadian dollars to U.S. dollars using December 31, 2014 exchange rate of C$1.00 = US$0.862.
(7)

Includes service cost net of employee contributions plus difference between actual and estimated earnings. Amounts converted from Canadian dollars to U.S. dollars using average exchange rate during 2015 of C$1.00 = US$0.782.

(8)	Includes interest on DB obligation for period, employee contributions plus changes in assumptions, including discount rate and exchange rates and other net experience as at December 31, 2015.
(9)	Includes 12 years of additional service granted by predecessor employer under legacy individual employment agreement in 2000.
(10)

Reflects annual pension offset of $15,886 (converted from Canadian dollars to U.S. dollars using December 31, 2015 exchange rate of C$1.00 = US$0.723) payable at age 60 from Mr. McAllister’s previous employer.

(11)

Reflects annual pension offset of $22,254 (converted from Canadian dollars to U.S. dollars using December 31, 2015 exchange rate of C$1.00 = US$0.723) payable at age 65 from Mr. McAllister’s previous employer.

(12)

Reflects annual pension offset of $18,940 (converted from Canadian dollars to U.S. dollars using the December 31, 2014 exchange rate of C$1.00 = US$0.862) payable at age 60 from Mr. McAllister’s previous employer.

(13)	Includes an amount of ($1,136,667) due to change in exchange rates. Other amounts converted from Canadian dollars to U.S. dollars using average exchange rate during 2015 of C$1.00 = US$0.782.

Change in Control Table

The table below describes the estimated value of termination payments payable to our NEOs in the event a change in control of Encana and subsequent termination of each NEO’s employment had occurred on December 31, 2015(1). For a description of the CIC Agreements for each NEO see “Other Compensation Elements – Termination of Change in Control Agreements” and “CIC Agreement Terms” on page 36.

Name and Position	Cash Severance(2) ($)	Annual Incentive Plan(3) ($)	Value of Unvested LTIs(4,5) ($)	Incremental Value (Pension Benefits) ($)	Other Compensation and Benefits(6) ($)	Total ($)
Doug Suttles President & CEO	1,590,600	2,936,588	5,795,642	212,504 (7)	165,440	10,700,774
Sherri Brillon Executive Vice-President & CFO	845,910	945,205	1,502,706	94,742(7)	121,036	3,509,599
Mike McAllister Executive Vice-President & COO	1,004,970	1,357,350	2,077,906	1,478,453 (8)	130,580	6,049,259
David Hill Executive Vice-President, Exploration & Business Development	900,000	639,875	934,762	145,800 (9)	81,394	2,701,831
Renee Zemljak Executive Vice-President, Midstream, Marketing & Fundamentals	980,000	821,580	1,156,152	158,760(9)	81,904	3,198,396

Notes:

(1)	Calculated as at December 31, 2015 and converted from Canadian dollars to U.S. dollars using December 31, 2015 exchange rate of C$1.00 = US$0.723.

(2)	Calculated using NEO’s base salary in effect at December 31, 2015 payable over 24 month period.
(3)	Calculated based on two times average of Bonus award paid in immediately preceding three years (from 2013 to 2015, inclusive).
(4)	Reflects estimated value from accelerated vesting of Options unvested as at December 31, 2015, which was $0 at December 31, 2015.
(5)

Vested PSUs originally granted in 2013 are valued, for illustration purposes, based on a payout of 100 percent of target, using the average closing price of Encana Common Shares over the last 20 trading days of the applicable year, on TSX and NYSE, respectively, of C$7.95 and US$5.67. The unassessed PSU amounts (the 2014 and 2015 PSU grants) have been valued, for illustration purposes, based on a payout of 100 percent of the respective target amount using the TSX or NYSE closing price of Common Shares on December 31, 2015, or C$7.03 and US$5.09 respectively. Vesting of PSU grants in 2015, 2014 and 2013 based on Encana’s relative TSR performance, and could range from 0 percent to maximum of 200 percent of the original PSU grant. Value of 2015, 2014 and 2013 RSU grants reflects all RSUs outstanding as at December 31, 2015 valued, for illustration purposes, based on the TSX or NYSE closing price of Common Shares on December 31, 2015, or C$7.03 and US$5.09 respectively.

(6)	Includes other compensation, including perquisites, and Company five percent matching of participant contributions.
(7)

Based on 24 months additional service under the DC component of the Canadian Plan, equal to eight percent of two-times base salary plus annual Bonus award (capped at 67 percent of base salary for Mr. Suttles and 40 percent of base salary for Ms. Brillon).

(8)

Based on additional DB pensionable service of 24 months, five-year final average pensionable earnings would be calculated based on 2015 base salary plus annual Bonus award (capped at 40 percent of base salary) for 24 month period. Incremental lump sum DB pension value equal to difference between actuarial present values of accrued DB pension, as modified above, less accrued DB pension, unmodified, using commuted value basis for the DB Plan as of December 31, 2015. The discount rates used are 2.10 percent for 10 years and 3.70 percent thereafter.

(9)

Based on 24 months additional service in US Plan. Incremental lump sum pension value equal to 13 percent of two-times base salary plus eight percent of two times their annual Bonus award (capped at 40 percent of base salary).

Conclusion

The HRC Committee has reviewed, commented on and discussed with management this Statement of Executive Compensation for the year ending December 31, 2015. Based on that review and discussion, the HRC Committee recommended to the Board that this Statement of Executive Compensation be included in the Circular for the 2016 Annual Meeting of Shareholders.

Statement of Corporate Governance

Philosophy

Our Board and management believe good corporate governance is integral to the successful execution of our business objectives and to safeguarding the interests of our shareholders, employees and other stakeholders. Encana is committed to fostering and maintaining a culture of strong business ethics and professional integrity across our organization. We strongly believe that good governance is more than written policies; it must be consistently communicated and reinforced as an integral part of who we are and how we do business.

Board of Directors

•	All of our directors are independent, with the exception of the CEO
•	Chairman of the Board and CEO roles are independent
•	There are no interlocking directorships at other reporting issuers

Position Descriptions

The Board has approved written position descriptions for the Chairman of the Board, Committee Chairs and CEO. These position descriptions are available on our website at www.encana.com.

Independent Directors

To be considered independent, a director must have no direct or indirect material relationships with Encana. A relationship is considered to be material if, in the opinion of the Board, it could be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board is responsible for determining whether or not each director is independent. It uses criteria that meet current Canadian securities regulators standards, as set out in National Instruments 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and 52-110 Audit Committees (“NI 52-110”), National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) and the NYSE corporate governance standards.

Prior to joining the Board, potential directors must provide the NCG Committee with detailed information regarding any business or other relationships they may have with Encana (and our affiliates). Once a Board member, they must advise the NCG Committee of any change to their circumstances or relationships that could impact the Board’s assessment of their independence. Each year, a comprehensive assessment is conducted of each director to confirm their continued independence.

The Board recently conducted a comprehensive assessment of each of its members against the above standards and determined ten of its eleven nominated directors to be independent. Mr. Suttles is not independent by virtue of his role as President & CEO of Encana.

Independent Chairman of the Board

The Chairman of the Board is responsible for ensuring the effective functioning of the Board, providing leadership and serving as primary liaison between the Board and management.

The Chairman of the Board, Clayton H. Woitas, is a non-executive, independent director. Mr. Woitas has served as Chairman of the Board since July 2013.

Other Board Memberships and Interlocks

Several of our nominated directors are also directors of other reporting issuers. The Board does not expressly limit the number of other public company boards upon which our directors may serve. The time commitment and expectations of our Board members are, however, carefully discussed with each candidate by the NCG Committee prior to such individual agreeing to be nominated as a director and on an ongoing basis thereafter, where required. Board memberships of each nominated director are provided under “Nominees for Election to the Board”.

The Board does not have a formal policy on interconnecting directorships. The NCG Committee, however, considers it to be good governance to avoid interlocking relationships, if possible. No nominated directors sit on the same board of directors of any outside reporting issuer.

In-Camera Sessions

The independent directors regularly meet without management present (or “in-camera”) at Board and Committee meetings. In 2015, there were six Board meetings and 17 Committee meetings which held in-camera sessions.

Director Attendance

Each director is expected to attend each meeting of the Board and the Committees of which he or she is a member.

Encana held six regularly scheduled Board meetings, one additional special meeting and 19 Committee meetings in 2015. The overall combined director attendance at both Board and Committee meetings in 2015 was 97 percent. Details regarding the attendance record of each director are provided in “Nominees for Election to the Board”.

Director Skills and Experience

Directors must have an appropriate mix of skills, knowledge and business expertise, as well as history of achievement to be considered for nomination to our Board. Our directors must be highly skilled and experienced to provide strong and effective oversight and steward our future growth.

The NCG Committee is responsible for identifying prospective Board members and ensuring a robust Board renewal process. The NCG Committee is comprised exclusively of independent directors. To guide the Board renewal process, the NCG Committee uses a skills matrix to evaluate the composition of our Board and identify required areas of expertise, including when recruiting new director candidates. The NCG Committee also considers other factors, including diversity and geographic representation. The NCG Committee evaluates candidate recommendations from individual directors and professional search organizations, and maintains a list of potential candidates possessing the desired skills, expertise and experience, in light of the size and composition of our Board.

The following table represents the breadth of experience and expertise represented by our nominated directors. These areas have been identified by the Board as being important to Encana:

Skills and Expertise	Dea	Fowler	Mayson	McIntire	McKenzie	Nimocks	Peverett	Shaw	Suttles	Waterman	Woitas
Accounting, Finance and/or Audit(1)				●	●	●	●	●		●
Environment, Health & Safety(2)	●	●	●	●					●		●
Financial Expert(3)					●		●	●		●
Governance(4)		●		●	●	●	●	●			●
Human Resources/Compensation(5)		●		●	●	●		●		●
Merger/Acquisitions Divestitures(6)	●	●	●		●	●		●	●	●	●
Natural Gas, Oil and Natural Gas Liquids Development/ Operations/Production(7)	●	●	●		●	●			●		●
Public Policy/Government Relations(8)	●		●						●	●	●
Reserves(9)	●		●				●		●		●
Risk Management(10)	●			●		●	●	●	●	●

Notes:

(1)	Experience in the financial services area, or experience overseeing complex financial transactions or on an audit committee.
(2)	Experience in the areas of environment, health and safety.
(3)

An audit committee financial expert as defined by the Securities Exchange Act of 1934, as amended (please refer to the audit committee financial expert definition under “Audit Committee – Independence and Financial Literacy” on page 53).

(4)	Experience overseeing governance practices – may have gained experience through work on a corporate governance committee or through experience as a senior executive of a major public company.
(5)	Experience overseeing compensation design which may have been gained through experience as a senior executive of a major public company or through work on a human resources and compensation committee.
(6)	Experience with mergers, acquisitions and/or divestitures for a major public company.
(7)	Experience with various aspects of natural gas, oil and natural gas liquids development and operations, including exploration, marketing and production.
(8)	Experience working with local, provincial, national or international governments or gained public relations or government experience as a senior executive in a major public company.
(9)	Experience with reviewing externally disclosed natural gas and oil reserves and resources data and reports prepared by independent qualified reserves evaluators (“IQREs”).
(10)

Experience identifying principal corporate risks to ensure management implements the appropriate steps to manage and mitigate risks as a senior executive in a major public company or gained experience as a member of a risk committee.

Further information regarding the skills, expertise and experience of our nominated directors is provided in their biographical information starting on page seven.

Director Orientation

The NCG Committee is responsible for the orientation of new directors and continued education of our existing Board members. Our director orientation program provides new directors with detailed background information on Encana, the role and expectations of the Board and its Committees, our strategy, operations and assets, as well as annual and quarterly financial information. Directors receive access to Board orientation resource material via our online Board portal, including a director information handbook, and information regarding the organization and its policies, guidelines and governance practices.

Directors, including new Board members, regularly are provided an opportunity to interact with management to discuss key operational, financial and industry matters regarding our business. New directors are encouraged to meet independently with the Chairman of the Board, other directors or our CEO to discuss matters regarding Encana or its business. Board and Committee meetings are held in our offices in both Calgary and Denver. Directors also participate in field tours of the operations of our core asset areas.

Continuing Education

Continuing education enables directors to enhance their understanding of our business and remain current regarding issues or governance matters which may impact Encana. Board materials are provided to directors in advance of regularly scheduled meetings and include pre-reading and background analysis. The Board also receives regular updates on emerging regulatory and governance matters from management at Board and Committee meetings.

Encana also supports continuing director education through paid subscriptions for Board members to leading national director education associations in the U.S. and Canada. Directors receive access to continuing education resources and attend conferences, seminars and webinars on Board governance and related industry matters. Examples of such continuing education, including sessions attended by our directors and hosted by Encana in 2015, include:

•	Global markets overview and discussion facilitated by external speaker at annual Board strategy session
•	Corporate membership and access to continuing director education resources through Institute of Corporate Directors (Canada) and National Association of Corporate Directors (U.S.)
•	Board site visit to our Eagle Ford operations in South Texas to review our operations, EH&S initiatives and meet with management, operations and field personnel
•	Quarterly updates on Encana’s operations, including supply chain management initiatives
•	Quarterly overviews of risks, including formal enterprise risk management report
•	Quarterly overviews of market fundamentals, including analyses of commodity prices and basis differential projections, and potential impacts
•

Regular attendance of Audit Committee meetings by all directors for in-depth discussions on Encana’s accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting and accounting compliance

•	Attendance at HRC Committee meetings by all directors to review executive compensation matters
•	Regular attendance of Reserves Committee meetings by all directors interested in in-depth discussions on reserves

Board Assessment Process

The NCG Committee assesses the effectiveness of the Board, its Committees and individual directors on an annual basis.

Every second year, and most recently in 2014, a comprehensive review is conducted of our Board, Committees and individual directors through anonymous self and peer effectiveness assessments. The review includes a combination of a detailed effectiveness questionnaire and individual director interviews conducted by the Chairman of the Board. The review focuses on overall Board and Committee effectiveness, communication and director interaction to evaluate whether the Board’s skills, individual director expertise and overall functioning enable the Board to effectively fulfill its oversight responsibilities and support our strategic objectives. Directors also assess the adequacy of meeting information, communication between the Board and management and Board and Committee process effectiveness. Results of this formal evaluation process and individual director interviews are combined by the Chairman of the Board to provide a summary report to the NCG Committee and the Board.

In alternating years, directors are asked to complete an abbreviated effectiveness questionnaire and participate in individual director interviews conducted by the Chairman of the Board. Directors participate in in-camera Board and Committee evaluation discussions facilitated by the Chairman of the Board. This discussion consists of a structured agenda of effectiveness topics developed in advance with input from the NCG Committee and informed by prior year evaluation results.

Evaluation results are used to facilitate continuous improvement in Board and Committee performance and processes. Action items and key takeaways identified through this process are reviewed by the NCG Committee to ensure appropriate follow up and action. The NCG Committee also regularly reviews the Board and Committee mandates to address any identified issues and recommend any changes to the Board for approval.

Board Tenure

The Board has a Director Retirement Policy which provides that, except in exceptional circumstances, directors may not stand for re-election upon reaching age 71. Where such exceptional circumstances exist, and it is deemed to be in the best interests of Encana, any person who has reached 71 years of age or more may be nominated by the Board to stand for election as a director at the next annual meeting of shareholders.

The Board does not have formal director term limits. Board renewal is managed through regular Board assessments and our mandatory Director Retirement Policy. Our efforts to maintain a fresh perspective on our Board is reflected in our relatively short average director tenure of under five years.

Access to Independent Advisors

The Board and its Committees have authority to retain independent financial, legal, compensation and other advisors as it considers appropriate to assist in the discharge of its duties.

Communications and Shareholder Engagement

The Board welcomes engagement with its shareholders and encourages them to share their perspective. Shareholders and other interested parties can communicate directly with any director, including our Chairman of the Board, Mr. Clayton H. Woitas, at the following address:

c/o Office of the Corporate Secretary

Encana Corporation

500 Centre Street SE

PO Box 2850

Calgary AB T2P 2S5

Questions may also be directed to our investor relations personnel at investor.relations@encana.com.

For detailed information on our business, operating and financial results, refer to our website at www.encana.com. Our news releases and other prescribed documents are filed on SEDAR located at www.sedar.com and on the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) located at www.sec.gov.

Board Mandate

The Board has a written mandate (the “Board Mandate”), attached to this Circular as Appendix D. Under the Board Mandate, the fundamental responsibilities of the Board are to appoint a competent executive team and oversee the management of the business, to maximize shareholder value and ensure ethical corporate conduct through appropriate corporate governance and internal controls. Key responsibilities of the Board as contained in the Board Mandate are as follows:

Expectations of Directors

Directors are expected to understand the nature and operations of our business and the external factors which may impact the Company. Directors are also expected to review operating and financial performance results relative to our approved strategy, budget and business objectives. Directors are expected to attend all meetings, review materials in advance of each meeting and engage in regular evaluation of the effectiveness of the Board, its Committees and individual directors.

Supervision of Management

The Board appoints the CEO and establishes annual performance objectives for the year. Each year, annual compensation for the CEO is recommended by the HRC Committee and approved by the independent directors.

The Board has established clear limits of authority for the CEO. These are primarily limitations related to his financial authority, approval of significant or material transactions, and departures from the strategic plan. The CEO is accountable to the Board, and the Board conducts a formal review of his performance each year.

Strategic Planning

The Board is responsible for approving our strategic plan and evaluating performance against the plan. Each year, the Board holds a dedicated strategic planning session, during which it evaluates our progress relative to the plan, as well as the significant opportunities, challenges and potential risks facing our business. Major operational and financial objectives, and potential significant capital allocations, are also discussed. Following its review, the strategic plan is approved by the Board. Any transaction that would have a significant impact on the plan must be approved by the Board.

Strategic issues, including our progress relative to key objectives of the plan, are continuously assessed by the Board throughout the year.

Risk Oversight

The Board has oversight responsibility for material risks associated with our business. This includes taking reasonable steps to ensure management has an effective risk management system in place to identify, understand and appropriately mitigate risks associated with our business. Our Committees also play a key role in risk oversight, as follows:

Board Committee	Risk Responsibilities

Audit Committee

Identification of principal financial risks and ensuring the implementation of appropriate risk management policies, processes and internal controls; monitor material financial disclosure; work directly with Encana’s internal and external auditors on financial risk matters

Corporate Responsibility, Environment, Health and Safety (“CREHS”) Committee	Oversight on policies and systems related to EH&S issues; monitor EH&S performance, management systems and audit protocols; oversight of ethics and compliance-related risk

Human Resources and Compensation Committee

Oversight of compensation risk, including ensuring our program and practices do not encourage unnecessary or undue risk taking that could have a material adverse impact on Encana, as well as oversight of the Company’s ELT succession process

Nominating and Corporate Governance Committee	Oversight of overall governance framework; succession planning for the CEO; oversight of director appointment, education and evaluation processes

Reserves Committee	Oversight of preparation and disclosure of Encana’s oil and gas reserves and resources data and engagement of IQREs

Corporate Governance

The Board and its NCG Committee are responsible for overseeing our approach to corporate governance. This includes developing appropriate practices to ensure the Board functions independently of management and that applicable legal, regulatory and other compliance matters are effectively addressed. The Board has implemented a comprehensive Business Code of Conduct (the “Code”) as well as other corporate governance policies applicable to directors, employees, officers and contractors and is responsible for monitoring compliance with the Code. Any waivers of the Code in respect of any officer and director can only be approved by the Board. For more information regarding the Code and certain of our corporate governance policies, see “Policies and Standards – Business Code of Conduct” at page 55.

Internal Controls

The Board is responsible for overseeing the integrity of our internal controls and management information systems. Responsibility for oversight of controls over accounting and financial reporting systems is delegated by the Board to the Audit Committee.

Management is responsible for establishing and maintaining an appropriate system of internal control over financial reporting and provides quarterly updates to the Audit Committee. Our financial results and forecasts are presented to the Audit Committee by our Executive Vice-President & Chief Financial Officer each quarter.

Quarterly reporting to the Board and Audit Committee provides reasonable assurance that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for, and our assets are appropriately safeguarded. Each quarter, we also follow an organization-wide certification process to reinforce accountability for key internal controls at all levels. Management reviews these results and reports them quarterly to the Board.

Succession Planning

The Board, the HRC Committee and the NCG Committee are actively involved in succession planning processes. The HRC Committee annually reviews our organizational leadership and talent development strategies. Succession planning for the CEO is addressed by the NCG Committee and presented annually to the Board (succession planning for members of our ELT is addressed by the HRC Committee). Succession planning involves a robust process which examines the competencies, experience, individual leadership qualities and development opportunities of each succession candidate.

Management focuses succession planning and talent management efforts on all levels throughout the organization. These efforts are intended to retain and develop the skilled, high performance talent pool Encana requires to execute on our business and strategic objectives over the long-term.

Compensation Risk

The Board, assisted by the HRC Committee, observes a formal decision making process, program safeguards and conducts regular risk assessments to identify and manage potential compensation-related risk. Compensation matters impacting our executive officers, including our CEO, are reviewed by the HRC Committee and are approved by the independent members of our Board.

The HRC Committee conducts regular compensation risk assessments to ensure our program does not directly or indirectly encourage our executives to take unnecessary risks that could have a material adverse impact on Encana. This risk assessment is undertaken by the HRC Committee’s independent compensation consultant.

The most recent assessment of our compensation program and practices was conducted by the HRC Committee’s independent consultant in 2014. Following its assessment, the consultant concluded that “it was not reasonably likely that the Company’s executive pay programs will have a material adverse impact on the Company, its business or its value”. This review also recognized our strong compensation governance practices. For more information on how the HRC Committee and the Board manage compensation-related risk, see “Compensation Risk Management” at page 37.

Corporate Governance Snapshot

A summary of our corporate governance framework for the year ended December 31, 2015 is provided below:

Board Structure	✓ The Chairman of the Board is an independent director
✓ 90 percent of the Board is independent
✓ The Board and individual directors are subject to an annual performance evaluation
✓ 100 percent of the Nominating and Corporate Governance Committee is independent
✓ 100 percent of the Human Resources and Compensation Committee is independent
✓ 100 percent of the Corporate Responsibility, Environment, Health and Safety Committee is independent
✓ 100 percent of the Audit Committee is independent
✓ 100 percent of the Reserves Committee is independent
✓ No directors standing for election attended less than 86 percent of the Board meetings in 2015. Weighted average director attendance was over 97 percent
✓ Directors are elected on an individual basis
Compensation	✓ Encana has not repriced treasury-based options or exchanged them for shares, options or cash at any time in the past
✓ Non-executive directors do not participate in our employee long-term incentive plans
✓ Encana discloses performance measure information for the short-term variable remuneration it grants to its executive officers
✓ The multiple of salary plus bonus in the change in control agreement for the CEO is two years
✓ Executive PSUs are based on Board-approved performance targets (relative TSR) which are fully disclosed
✓ Encana has issued Options or SARs to its executive officers with a vesting period of 36 months
✓ Encana has issued RSUs to its executive officers with a vesting period of 36 months
Shareholder Rights	✓ All directors are elected annually
✓ The proportion of non-voting shares relative to the share capital is nil
✓ Encana has a plurality vote standard with a director resignation policy
✓ Quorum for shareholder meetings is at least two persons representing a minimum of 25 percent of the shares
✓ Encana has a single class of outstanding shares
✓ All common shareholders are entitled to vote on all directors standing for election
✓ The Board has not ignored any majority supported shareholder proposals
Audit	✓ Non-Audit fees represent 20.9 percent of total fees paid to the independent auditors
✓ The independent auditors issued an unqualified opinion in the past year
✓ Encana has not restated financial statements at any time in the past
✓ Encana has not made late financial disclosure filings at any time in the past
✓ The securities regulators have not taken any enforcement action against Encana at any time in the past
✓ Encana has not disclosed any material weakness in its internal controls at any time in the past

Committees of the Board

All Committees of the Board are comprised solely of independent directors, and chaired by an independent director. Each Committee has a written mandate, available on our website at www.encana.com. The Board has established five standing committees to assist it to carry out its responsibilities:

•	Audit Committee
•	Corporate Responsibility, Environment, Health and Safety Committee
•	Human Resources and Compensation Committee
•	Nominating and Corporate Governance Committee
•	Reserves Committee

The Board may also create special ad hoc committees from time to time to deal with important matters. The following summarize each committee’s mandate and responsibilities.

Audit Committee

Jane L. Peverett, Chairperson

Margaret A. McKenzie, Suzanne P. Nimocks, Brian G. Shaw, Bruce G. Waterman

The responsibilities of the Audit Committee are set out in its mandate, and include the following:

•	reviewing management’s identification of principal financial risks and monitoring the process to manage such risks;
•	overseeing and monitoring Encana’s compliance with legal and regulatory requirements;
•

overseeing and monitoring the integrity of Encana’s accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting and accounting compliance;

•	overseeing audits of Encana’s financial statements;
•	receiving and reviewing the reports of the audit committee of any subsidiary with public securities;
•	overseeing and monitoring the qualifications, independence and performance of Encana’s external auditors and internal auditing department;
•	providing an avenue of communication among external auditors, management, internal auditing department and the Board;
•	appointing, retaining and overseeing the work of the external auditors, who report directly to the Audit Committee; and
•	reporting to the Board regularly.

The Audit Committee provides recommendations to the Board on the adequacy of our internal control system and ensures that management, our external auditors and internal auditors annually report to the Audit Committee regarding our financial reporting process and controls. Under its mandate, the Audit Committee meets regularly in-camera with the external auditors without management present.

The Audit Committee reviews its mandate on an annual basis. In 2015, the Audit Committee reviewed its mandate and determined no changes were required.

Independence and Financial Literacy

The U.S. Securities and Exchange Commission (“SEC”) rules and NI 52-110 require each Audit Committee member be independent and financially literate. All current members of our Audit Committee are independent and financially literate.

The SEC also requires that we file reports to disclose annually whether our Board has determined there to be at least one “audit committee financial expert” on our Audit Committee, and if so, to name such individual(s). For this purpose, an “audit committee financial expert” must have the following attributes:

•	an understanding of financial statements and generally accepted accounting principles;
•	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
•

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Encana’s financial statements, or experience actively supervising one or more persons engaged in such activities;

•	an understanding of internal controls and procedures for financial reporting; and
•	an understanding of audit committee functions.

Three of our Audit Committee members, Ms. McKenzie, Ms. Peverett and Mr. Waterman, have been determined by the Board to be “audit committee financial experts” as defined by the SEC.

For further information about Encana’s Audit Committee and a copy of the Audit Committee Mandate, please see Appendix E of our Annual Information Form dated February 29, 2016, which is available on our website www.encana.com or at www.sedar.com.

Human Resources and Compensation Committee

Suzanne P. Nimocks, Chairperson

Fred J. Fowler, Lee A. McIntire, Margaret A. McKenzie, Bruce G. Waterman

The HRC Committee is responsible for reviewing compensation and human resources issues in support of the achievement of our business strategy and making recommendations to the Board as appropriate. The HRC Committee is also responsible for reviewing and recommending to the Board, for approval, compensation for our executive officers, including our CEO. Under its mandate, the responsibilities of the HRC Committee include the following:

•	reviewing and recommending to the Board, for approval, annual goals and objectives relevant to compensation for the CEO and other members of the ELT;
•	evaluating and recommending to the Board, for approval, annual compensation for the CEO and ELT members;
•	assessing and recommending to the Board, for approval, operational, financial and other results under our performance-based incentive plans;
•	reviewing executive officer succession planning and recommending to the Board, for approval;
•	evaluate and approve the peer group used to assess our executive compensation program;
•	monitor status of executive equity ownership under our share ownership guidelines; and
•	review and approve pension matters and recommend to the Board, for approval, any funding or material amendments impacting our pension plans.

The HRC Committee retains an independent compensation advisor to provide independent advice and perspective on executive compensation matters. The advisor reports directly to the HRC Committee Chairperson, and performs no services to management.

Nominating and Corporate Governance Committee

Clayton H. Woitas, Chairman

Peter A. Dea, Howard J. Mayson, Suzanne P. Nimocks, Jane L. Peverett

The NCG Committee is responsible for reviewing and providing recommendations to the Board regarding corporate governance matters, monitoring regulatory developments and overseeing the director recruitment process, as well as Board, Committee and director assessment. The NCG Committee also reviews director compensation and remuneration for the Chairman of the Board and recommends same to the Board for approval. On an annual basis, the NCG Committee reviews the Board and Committee mandates and makes recommendations to the Board, as appropriate, regarding such mandates.

Reserves Committee

Howard J. Mayson, Chairman

Peter A. Dea, Jane L. Peverett, Brian G. Shaw

Encana has 100 percent of its reserves and economic contingent resources evaluated by IQREs. The Reserves Committee is comprised solely of independent directors. Pursuant to its mandate, the Reserves Committee reviews the qualifications and appointment of the IQREs, the procedures for providing information to the IQREs and the annual reserves and resources estimates prior to public disclosure.

Corporate Responsibility, Environment, Health and Safety Committee

Peter A. Dea, Chairman

Fred J. Fowler, Howard J. Mayson, Lee A. McIntire

The CREHS Committee’s primary function is to assist the Board in fulfilling its role in oversight and governance by reviewing, reporting and making recommendations to the Board on Encana’s policies, standards and practices with respect to corporate responsibility, including the environment, occupational health, safety, security, and overall business conduct and ethics.

Policies and Standards

Business Code of Conduct

The Code is the foundation of our commitment to ethical conduct and integrity in all that we do. Grounded in Encana’s foundational values of Safety, Trust, Respect and Integrity, the Code articulates the obligations and behavioral expectations of our directors, employees and contract personnel. The Code is available on our website at www.encana.com, at www.sedar.com or at www.sec.gov. The Code is supported by a number of Encana policies, and covers among other things, the following areas:

•      financial reporting and accountability

•      maintaining confidentiality

•      avoiding conflicts of interest

•      protection and appropriate use of assets

•      avoiding and reporting fraudulent behaviour

•      protecting corporate opportunities

• complying with laws • fair dealing • compliance with competition and antitrust laws • reporting violations of the Code or applicable law • anti-retaliation

Each year, our directors and all employees are required to reaffirm their commitment to the Code and its related policies. In 2015, 100 percent of our employees affirmed their commitment to the Code as part of our annual recommitment process. Contractors are also required, as a condition of their engagement, to comply with the principles and standards in the Code. We also conduct regular internal training on the Code and ethics and compliance issues.

Ethical business conduct and reporting of concerns is strongly encouraged throughout the organization, including through our Integrity Hotline (the “Hotline”). The Hotline, available online or by telephone, enables any individual (whether at Encana or otherwise) to report, confidentially and anonymously, any suspected illegal, unethical or improper conduct. The Hotline is operated by a third party which provides reports to our internal Ethics & Compliance Team for review and, where required, investigation. Quarterly reporting regarding our Hotline and investigation activities is provided to the CREHS Committee. Reports involving any accounting, internal accounting control, auditing or other financial irregularity are provided to the Audit Committee. Any material matters or investigations are reported directly to the Board.

Any waiver of the Code for officers or directors can only be made by the Board and must be promptly disclosed as required by law. The Board has not waived any aspect of the Code to date, and we have never been required to file a material change report relating to a departure from the Code.

Disclosure Policy

The Board has also approved our Disclosure Policy, which reflects our commitment to timely, balanced and accurate public disclosure regarding our affairs and activities. Among the matters addressed in the policy include disclosure of material information, use of authorized and designated corporate spokespersons, as well as guidelines regarding interactions with analysts, investors and the media to avoid selective disclosure. The policy also sets out the role and responsibilities of our internal Disclosure Committee in the oversight and monitoring of disclosure matters. The Disclosure Policy applies to all directors, employees and contract personnel, and is available on our website at www.encana.com.

Securities Trading and Insider Reporting Policy

Directors, employees and contractors are also subject to our Securities Trading and Insider Reporting Policy. The policy prohibits insider trading, establishes a regular blackout period schedule, outlines the trading restrictions and reporting obligations of Encana insiders, and sets out our obligations to stock exchanges and regulators.

The policy also expressly prohibits directors and employees from engaging in any form of equity monetization transactions (including the purchase of financial instruments to hedge or offset a decrease in value), as well as the following activities, involving Encana securities:

•	selling securities they do not own, have not fully paid for or have no right to own (engaging in a “short sale”);
•	selling a “call option” or buying a “put option”;
•	entering into equity monetization transactions involving any securities subject to our share ownership guidelines or that is the equivalent of “short selling”; and
•	entering into brokerage arrangements that might result in a sale at a time when he or she is not permitted to trade.

The Securities Trading and Insider Reporting Policy applies to all directors, employees and contract personnel, and is available on our website at www.encana.com.

Clawback Policy

The Board and the HRC Committee actively monitor regulatory developments regarding mandatory recoupment of executive incentive compensation. In 2012, the Board adopted an Incentive Compensation Clawback Policy. The policy entitles the Board to recover (through recoupment or cancellation) some or all of incentive compensation paid to a current or former executive where:

•	Encana is required to prepare the Restatement due to material non-compliance with any financial reporting requirement;

•	Incentive compensation received for the years impacted by the Restatement exceeds what the executive would have received under the restatement; and

•	the executive engaged in gross negligence, intentional misconduct or fraud that either caused or significantly contributed to the material non-compliance resulting in the Restatement.

Diversity

Our Board actively monitors governance developments in Canada and the U.S. regarding Board diversity. While we do not adhere to quotas or specific targets in determining Board membership, we do support the objectives of increasing diversity and actively consider diversity considerations when identifying qualified director candidates. We believe that a diversity of perspectives enhances Board effectiveness, assists us to identify risks and allows us to recognize and more creatively address issues which may impact our business.

Encana is committed to advancing the professional development of women and individuals of various backgrounds. While we do not have a formal gender diversity policy, Encana has historically maintained high levels of female representation on our Board. In 2015, approximately 30 percent of our independent directors were women. At this Meeting, three of our nominated directors are women. Two of our five Committees are currently chaired by female directors.

At the executive level, three members (or 50 percent) of our current ELT are women, each of whom has been widely recognized for their accomplishments and contributions to our industry. Below the executive level, Encana strongly supports professional development for its female employees through our talent management and succession planning processes, Encana Women’s Network, and formal and informal mentoring programs. Through our commitment to developing our workforce and creating opportunities for professional growth and advancement, Encana continues to actively pursue the objectives of diversity.

In respect of our major subsidiaries, 45 percent of board positions and 47.5 percent of officer positions are held by women12.

Regulatory Compliance (Canada & US)

In Canada, disclosure of governance practices is required in accordance with NI 58-101. Our approach to corporate governance meets or exceeds the best practices outlined under NP 58-201.

We are also required to comply with U.S. rules applicable to foreign private issuers, including the Sarbanes-Oxley Act, rules adopted by the SEC pursuant to that Act, as well as the governance rules of the NYSE.

Most NYSE corporate governance standards are not mandatory for Encana as a non-U.S. company, but we are required to disclose significant differences between our corporate governance practices and requirements applicable to NYSE-listed U.S. companies under NYSE corporate governance standards. Except as summarized on our website, www.encana.com, we are in compliance with the NYSE corporate governance standards in all significant respects.

The Board and its Committees continually evaluate and enhance Encana’s corporate governance practices by monitoring Canadian and U.S. regulatory developments affecting corporate governance, accountability and transparency of public company disclosure.

This statement of our corporate governance practices is made in accordance with Form 58-101F1 of NI 58-101 and has been approved by the NCG Committee.

[12]	Calculated as at December 31, 2015. For purposes of the above, major subsidiary refers to those disclosed in Encana’s Annual Information Form dated February 29, 2016.

Other Matters

Encana’s management is not aware of any business to be presented for action by the shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.

Shareholder Proposals

The final date by which Encana must receive shareholder proposals for the annual meeting of shareholders of Encana to be held in 2017 is December 23, 2016. All proposals should be sent by registered mail to the Corporate Secretary, Encana Corporation, Suite 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, T2P 2S5.

Additional Information

For those shareholders who cannot attend the Meeting in person, a live broadcast of the Meeting will be available. Details on how shareholders may access the proceedings on the broadcast will be found on our website www.encana.com and will also be provided in a news release prior to the Meeting.

Additional information concerning Encana, including our Consolidated Interim and Annual Financial Statements and Management’s Discussion and Analysis thereon, and our latest Annual Information Form dated February 29, 2016, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

We will provide, without charge to a securityholder, a copy of Encana’s 2015 Annual Information Form, our 2015 Annual Report to shareholders containing the 2015 Consolidated Financial Statements, Auditor’s Report and Management’s Discussion and Analysis, Interim Financial Statements for subsequent periods, and this Circular, upon request to Investor Relations, Encana Corporation, Suite 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, T2P 2S5, telephone: 1-403-645-2000 or investor.relations@encana.com. This information may also be accessed on our website www.encana.com.

APPENDIX A

AUDIT COMMITTEE DISCLOSURE:

AUDIT & NON-AUDIT RELATED FEES 2015 & 2014

The following table provides information about the fees billed to Encana for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2015 and 2014.

(C$ thousands)	2015	2014
Audit Fees (1)	3,408	3,303

Audit-Related Fees (2)	235	877

Tax Fees (3)	661	940

All Other Fees (4)	5	4
Total	4,309	5,124

(1)	Audit fees consist of fees for the audit of Encana’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.
(2)

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of Encana’s financial statements and are not reported as Audit Fees. During fiscal 2015 and 2014, the services provided in this category included reviews in connection with acquisitions and divestitures, research of accounting and audit-related issues and the review of reserves disclosures.

(3)

Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2015 and 2014, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.

(4)

During fiscal 2015 and 2014, the services provided in this category included the payment of maintenance fees associated with a research tool that grants access to a comprehensive library of financial reporting and assurance literature.

Encana did not rely on the de minimis exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X in 2015 or 2014.

A-1

APPENDIX B

PURPOSE AND PRINCIPAL TERMS OF THE RIGHTS PLAN

Purpose of the Rights Plan

On February 25, 2016, the CSA announced amendments, effective May 9, 2016, to the minimum period a take-over bid must remain open for deposits of securities thereunder, which extends the minimum period to 105 days (from its current 35 days), with the ability of the target issuer to voluntarily reduce the period to not less than 35 days. Consistent with such amendments, the Rights Plan encourages a potential acquiror to proceed with their bid in accordance with Canadian take-over bid rules, which requires that the bid satisfy certain minimum standards intended to promote fairness or have the approval of the Board, by:

•

protecting against “creeping bids” (the accumulation of more than 20% of the Common Shares through purchases exempt from Canadian take-over bid rules, such as (i) purchases from a small group of shareholders under private agreements at a premium to the market price not available to all shareholders, (ii) acquiring control through the slow accumulation of Common Shares over a stock exchange without paying a control premium, or (iii) through other transactions outside of Canada not subject to Canadian take-over bid rules), and requiring the bid to be made to all shareholders; and

•

preventing a potential acquiror from entering into lock-up agreements with existing shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the Rights Plan.

By encouraging bids in accordance with Canadian take-over bid rules, the Board wants to allow all shareholders to benefit from the acquisition of a control position of 20% or more of the Common Shares, and allow the Board to have sufficient time to explore and develop all options for maximizing shareholder value in the event a person tries to acquire a control position in Encana. Under the Rights Plan, potential acquirors are prevented from accumulating effective control of Encana or a blocking position against other bidders except by way of a Permitted Bid (defined below).

Summary of the Rights Plan

Principal terms of the Rights Plan are summarized below. This summary is qualified in its entirety by reference to the text of the Rights Plan. An Encana shareholder or any other interested party may obtain a copy of the agreement governing the Rights Plan as proposed to be amended by contacting our Corporate Secretary at (403) 645-2000 or by fax at (403) 645-4617, and will be available on Encana’s website at www.encana.com.

The only proposed substantive amendment to the Rights Plan is to potentially extend the period of time a Permitted Bid must remain open solely to reflect changes to the take-over bid regime by the CSA. To ensure the Permitted Bid definition in the Rights Plan remains aligned with the minimum period a take-over bid must remain open under applicable Canadian securities laws, it is proposed this definition be amended to be outstanding for a minimum period of 105 days or such shorter period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws. See “Permitted Bid Requirements”. It is also proposed that certain non-substantive, technical and administrative amendments be made to the Rights Plan.

Term

The Rights Plan must be reconfirmed by a simple majority of votes cast by shareholders at every third annual meeting of shareholders of Encana. The Rights Plan, including the amendments described herein, is therefore presented at the Meeting for reconfirmation and approval. If not approved, the Rights Plan will expire and cease to have effect effective May 3, 2016. If it is approved at the Meeting, the Rights Plan will require reconfirmation by Encana’s shareholders at the 2019 annual meeting of shareholders.

Issue of Rights

Upon the Rights Plan becoming effective, one right (“Right”) was issued and attached to each Common Share. One Right also attaches to each subsequently issued Common Share.

Rights Exercise Privilege

The Rights generally separate from the Common Shares and become exercisable 10 trading days (the “Separation Time”) after a person has acquired, or commenced a take-over bid to acquire, 20 percent or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20 percent or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in

Event. Ten trading days after the occurrence of the Flip-in Event, each Right (excluding Rights held by an Acquiring Person which have become void), will permit the purchase by holders of such Rights of Common Shares at a 50 percent discount to their market price.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event and Rights separating from the Common Shares, reported earnings per share of Encana on a diluted or non-diluted basis may be affected. An Acquiring Person, and holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event, may suffer substantial dilution.

Lock-Up Agreements

A bidder may enter into lock-up agreements with shareholders whereby such shareholders agree to tender their Common Shares to the take-over bid (the “Subject Bid”) without a Flip-in Event occurring. Such agreement must be publicly disclosed and allow the shareholder to withdraw the Common Shares to tender to another take-over bid or to support another transaction that exceeds the value of the Subject Bid either on an absolute basis or by as much or more than a specified amount, which specified amount may not be greater than seven percent. The definition of “Lock-Up Agreement” provides that no “break up” fees or other penalties that exceed, in the aggregate, the greater of two and a half percent of the price or value of the consideration payable under the Subject Bid and 50 percent of the increase in the consideration resulting from another take-over bid transaction shall be payable by the shareholder if the shareholder fails to tender its Common Shares to the Subject Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Common Shares or, as proposed to be amended, by book entry form registration, and are not to be transferable separately from the Common Shares. From and after the Separation Time, Rights are evidenced by Rights certificates or, as proposed to be amended, by book entry form registration, which will be transferable and traded separately from the Common Shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

•	the take-over bid must be made by way of a take-over bid circular;
•	the take-over bid must be made to all holders of Common Shares;
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as proposed to be amended, the take-over bid must be outstanding for a minimum period of 105 days or such shorter period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws;

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Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the period and only if at such time more than 50 percent of the Common Shares held by Independent Shareholders (as defined below) have been tendered to the take-over bid and not withdrawn; and

•

if more than 50 percent of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the period and the Common Shares are taken up by the bidder, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for not less than 10 business days from the date of such public announcement.

“Independent Shareholders” is defined in the Rights Plan as all holders of Common Shares, excluding any Acquiring Person (as defined therein), any person that is making or has announced a current intention to make a take-over bid for the Common Shares, affiliates, associates and persons acting jointly or in concert with such excluded persons, and any person who is a trustee of an employee benefit, deferred profit sharing, stock participation or other similar plan or trust for the benefit of employees of Encana unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that, as proposed to be amended, it must be outstanding for a minimum number of days as required under Canadian securities laws.

Waiver

The Board, acting in good faith, may prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where the take-over bid is made by a take-over bid circular to all holders of Common Shares or, as proposed to be amended, pursuant to an amalgamation, plan of arrangement or other procedure (statutory or otherwise)

having similar effect which has been approved by the Board and the requisite majority of holders of Common Shares (each, an “Exempt Acquisition”). Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for Encana made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption

The Board, with the approval of a majority of votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.000001 per Right. Rights will be deemed to have been redeemed by the Board following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

The Board may amend the Rights Plan with the approval of a majority of the votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board, without such approval, may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the holders of Common Shares (or the holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of Encana. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemption for Investment Managers

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20 percent of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

APPENDIX C

EQUITY COMPENSATION PLAN INFORMATION

Encana has adopted the following equity compensation plans:

•	Employee Stock Option Plan (“ESOP”) (for Canadian-based employees)
•	Employee Stock Appreciation Rights Plan (“ESAR Plan”) (for U.S.-based employees);
•	Performance Share Unit Plan (“PSU Plan”); and
•	Restricted Share Unit Plan (“RSU Plan”)

(collectively, the “Plans”)

Employee Stock Option Plan

The ESOP is designed to encourage a proprietary interest in Encana and align the interests of eligible employees, including our executives, with those of our shareholders. Under the ESOP, Options are granted to eligible Canadian-based employees, including executives. The ESOP has been approved by our shareholders.

As at March 1, 2016, there were 16,253,455 Options outstanding under the ESOP and 32,362,309 Options available for grant, representing 1.9 percent and 3.8 percent, respectively, of the total number of outstanding Common Shares at such date.

The ESOP is administered by the HRC Committee and the Board which have full authority to interpret the ESOP and any Option granted thereunder. The HRC Committee also has discretion to attach tandem stock appreciation rights (“TSARs”) to Options granted under the ESOP.

The ESOP includes provisions that generally mirror the insider restrictions set out in the TSX Company Manual, that provide the aggregate of Common Shares issued to Encana insiders, within any one-year period, or issuable to insiders of Encana, at any time, under the ESOP and any other security-based compensation arrangement of Encana cannot exceed 10 percent of the total issued and outstanding Common Shares (calculated on a non-diluted basis).

Options may be granted from time to time to eligible employees. Subject to regulatory requirements, the HRC Committee and the Board determine the terms and conditions of Options granted, which are set out in the ESOP and corresponding Option Grant Agreement with the recipient.

Options granted commencing in February 2015 are exercisable for a period of seven years from the grant date. Options granted prior to such date are exercisable for five years from the grant date. Options vest 30 percent on the first anniversary of grant, an additional 30 percent on the second anniversary, and an additional 40 percent on the third anniversary of the grant.

Upon termination of employment (other than by death or retirement), the Option holder has until the earlier of 60 trading days or the Option expiry date to exercise any vested unexercised Options. In the event of death or retirement before age 60, the Option holder has until the earlier of six months from such date or the Option expiry date to exercise any vested unexercised Options. In any of these events, any Options that are unvested as of the date of termination of employment, death or retirement do not vest and are cancelled. In the event of death or retirement after age 60, the Option holder may exercise vested Options, and any unvested Options continue to vest until the Option expiry date.

Options granted and outstanding under the ESOP have associated TSARs that entitle the Option holder to surrender the right to exercise his or her Option to purchase Common Shares and to instead receive cash. Such amount is valued based on the difference between the strike price and for TSARs granted after February 2015, the VWAP of Common Shares on the TSX on the five trading days prior to vesting and for TSARs granted prior to such date, the closing price of Common Shares on the TSX on the immediately preceding trading day is used. In each case such share price is multiplied by the number of optioned Common Shares surrendered. Where a TSAR is exercised, the right to the underlying Encana Common Share is forfeited and such number of Common Shares are returned to the Common Shares reserved for issuance under the ESOP.

An Option can only be exercised by the Option holder and is not assignable, except on death by the Option holder’s estate. An Option holder only has rights as a shareholder of Encana with respect to Common Shares he or she has acquired through exercise of an Option.

Adjustments may be made to the exercise price of an Option, the number of Common Shares delivered to an Option holder upon exercise of an Option and the maximum number of Common Shares that may be reserved for issuance pursuant to Options granted in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of Common Shares or other similar corporate change.

Where an Option expires during or within 10 business days after a blackout period, the exercise period is extended 10 business days from the last day of the blackout period (“Blackout Extension Period”).

The Board may amend, suspend or terminate the ESOP in whole or in part; provided, however, no such amendment may, without the consent of Option holders, adversely affect the rights under any Option previously granted to the Option holder under the ESOP.

Shareholder approval is required in respect of any amendment of the ESOP that relates to:

•	any increase in the number of Common Shares reserved for issuance under the ESOP;
•	any reduction in the exercise price or cancellation and reissue of Options;
•	any extension of the term of an Option beyond the original expiry date, except as permitted under the Blackout Extension Period;
•	any extension to the length of the Blackout Extension Period;
•	the inclusion of non-executive directors as eligible participants under the ESOP;
•	any allowance for the transferability of Options (other than upon death of an Option holder); or
•	amendments which require shareholder approval under applicable law.

Employee Stock Appreciation Rights Plan

The ESAR Plan applies to our U.S.-based employees, including our U.S.-based executives. The purpose and provisions of the ESAR Plan mirror those of the ESOP, described above.

Performance Share Unit Plan

The PSU Plan applies to eligible employees, including executives, in Canada and the U.S. The PSU Plan is designed to encourage alignment of interests between employees and shareholders, encourage key performance measures approved by the Board and enhance shareholder value over the longer term.

The PSU Plan is administered by the HRC Committee and the Board, which have full authority to interpret the PSU Plan and grants thereunder. The Board may amend or terminate the PSU Plan at any time in whole or in part. The HRC Committee has discretion under the PSU Plan to settle vested PSUs in cash or Common Shares acquired on the open market. Vested PSUs are currently settled in cash.

In 2013, the Board approved relative TSR as the performance metric for PSU grants to eligible employees, including our executives. Under these grants, payout eligibility is determined by the Board based on Encana’s three-year TSR performance relative to an approved 14 company PSU Performance Peer Group. Payout eligibility ranges from zero (for relative performance below P25) to a maximum of 200 percent of the initial PSU grant (for relative TSR performance at or above P90). Payout eligibility (and any payout) is deferred for a period of three years from the grant date. PSUs attract dividend equivalent PSUs.

Vesting eligibility ceases upon termination of employment other than by death or retirement. In the event of death or retirement after age 55 (but before age 60), the participant (or the estate) receives a pro-rata payment representing the value of PSUs which vest (based on performance) calculated based on the period between the grant date and death or retirement (as applicable). PSUs that fail to vest, based on performance, are forfeited and cancelled.

In the event of death or retirement after age 60, the participant (or the estate) will receive a payment representing the value of PSUs which vest (based on performance) following the three year performance period. PSUs that fail to vest are forfeited and cancelled. Participants must be actively employed on vesting date to receive any payout in respect of vested PSUs (excluding death, retirement or a change in control).

Restricted Share Unit Plan

The RSU Plan applies to eligible employees, including our executives, in Canada and the U.S. RSUs have been granted to eligible employees, including executives, since 2012. The RSU Plan is designed to encourage a proprietary interest among employees, align the interests of employees with those of our shareholders and assist with retention.

The RSU Plan is administered by the HRC Committee and the Board, who have full authority to interpret the RSU Plan and any RSU granted thereunder. The Board may amend or terminate the RSU Plan at any time in whole or in part. The HRC Committee and the Board have discretion under the RSU Plan to settle vested RSUs in either cash or Common Shares acquired on the open market. RSUs are currently settled in cash.

An RSU is a conditional grant to receive an Encana share (or cash equivalent) upon vesting. One RSU is therefore notionally equivalent to one Encana share. RSUs vest three years from the grant date, provided the participant remains employed with Encana on such date. RSUs that fail to vest are forfeited and cancelled. RSUs attract dividend equivalent RSUs where cash dividends are paid on Common Shares.

RSU vesting ceases on termination of employment (other than by death or retirement). In the event of death or retirement after age 55 (but before age 60), the participant (or the estate) receives a payment representing the pro-rata value of any vested RSUs, calculated based on the period between the grant date and death or retirement (as applicable). In the event of death or retirement after age 60, the employee (or the estate) receives a payment representing the value of any vested RSUs, payable following the three year vesting period.

To receive any payout or distribution for vested RSUs, participants must be actively employed with Encana on the vesting date (with the exception of death, retirement or a change in control).

APPENDIX D

BOARD OF DIRECTORS’ MANDATE

GENERAL

The fundamental responsibility of the Board of Directors is to appoint a competent senior management team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls.

SPECIFIC

Senior Management Responsibility

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Appoint the Chief Executive Officer (“CEO”) and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of senior management’s responsibilities.

•	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•	Establish limits of authority delegated to senior management.

Operational Effectiveness and Financial Reporting

•	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•	Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

•	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•	Ensure that an adequate system of internal control exists.

•	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation’s financial and other disclosure.

•	Review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements.

•	Approve annual operating and capital budgets.

•

Review and consider for approval all amendments or departures proposed by senior management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•	Review operating and financial performance results relative to established strategy, budgets and objectives.

Ethics, Integrity and Corporate Responsibility

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Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

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Approve a Business Code of Conduct for directors, officers, employees, contractors and consultants and monitor compliance with the Business Code of Conduct and approve any waivers of the Business Code of Conduct for officers and directors.

•	Approve a Corporate Responsibility Policy which outlines Encana’s commitment to conducting business ethically, legally and in a manner that is fiscally, environmentally and socially responsible.

Board Process/Effectiveness

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Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

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Engage in the process of determining Board member qualifications with the Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

•	Approve the nomination of directors.

•	Provide a comprehensive orientation to each new director.

•	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•	Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

•	Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

•

Each member of the Board is expected to understand the nature and operations of the Corporation’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

•	Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and senior management participation.

•

In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-Laws, Corporate Constitution, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

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APPENDIX E

ADVISORY REGARDING OIL & GAS INFORMATION AND NON-GAAP MEASURES

Oil and Gas Information

The conversion of natural gas volumes to barrels of oil equivalent (“BOE”) is on the basis of six thousand cubic feet to one barrel. BOE is based on a generic energy equivalency conversion method primarily applicable at the burner tip and does not represent economic value equivalency at the wellhead. Readers are cautioned that BOE may be misleading, particularly if used in isolation.

Non-GAAP Measures

Encana’s financial statements for the year ended December 31, 2015 are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). This Circular contains references that do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. Non-GAAP measures include cash flow.

Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

Please refer to our Management’s Discussion & Analysis for the year ended December 31, 2015, available on our website at www.encana.com, for a full discussion of the use and reconciliation of these non-GAAP measures.

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Any questions and requests for assistance may be directed to the

Proxy Solicitation Agent:

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